Swiss Property AG
Kolinplatz 2
CH-6300 Zug
Tel. +41 (0)41 728 73 83
Fax +41 (0)41 728 73 84
www.psp-swissproperty.c

02 AUG 30 AM

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fith Street, N.W.
Washington, D.C. 20549

02049701

Our ref.: Vasco Cecchini
Direct line: ++41 1 625 57 23

Glattbrugg, 23 August 2002

PSP Swiss Property AG Exemption Under Rule 12g3-2(b), Exemption No. 82-5052

SUPPL

Ladies and gentlemen,

Please find enclosed the Interim Report 2002 as well as this year's press releases of PSP Swiss Property AG, a corporation organised under the law of Switzerland (the "Company"), a foreign private issuer exempt from the registration and reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on 17 April 2000 (file number 82-5052) under Rule 12g3-2(b) of the Exchange Act, as filed with the SWX Swiss Exchange.

If you have any questions regarding the enclosed materials, please do not hesitate to contact the undersigned.

Yours very truly,

PSP Swiss Property AG

PROCESSED
SEP 0 6 2002
THOMSON FINANCIAL

Samuel Ehrhardt
General Counsel

Vasco Cecchini
Investor Relations

Enclosures:
2 Interim Reports 2002 English
2 Interim Reports 2002 German
This year's press releases English and German

dw 9/5

53007

psp
Swiss Property

Medienmitteilung

Positive operative Ergebnisse. Immobilienwerte dank hoher Qualität stabil.

PSP Swiss Property Group präsentiert gute operative Ergebnisse für das erste Halbjahr 2002

Glattbrugg, 20. August 2002.

- **Ausbau des Immobilienportfolios im ersten Halbjahr auf CHF 2 350.3 Mio.**
- **Steigerung des konsolidierten EBITDA (vor Liegenschaftenwertveränderung) um 43.6% auf CHF 64.3 Mio.**
- **Der Gewinn pro Aktie ohne Liegenschaftenveränderung stieg gegenüber dem ersten Halbjahr 2001 um 23.8% von CHF 4.28 auf CHF 5.30.**
- **Der Gewinn pro Aktie mit Liegenschaftenveränderung ist von CHF 17.00 auf CHF 5.45 gesunken.**
- **Der innere Wert der Aktie (NAV) beträgt – nach Berücksichtigung der Dividendenzahlung im April 2002 – CHF 189.40.**

Der Liegenschaftenertrag ist in der Berichtsperiode gegenüber der Vergleichsperiode im Vorjahr um CHF 14.8 Mio. oder 27.1% auf CHF 69.3 Mio. gestiegen. Dies ist vor allem auf das im vergangenen Jahr durch Akquisitionen vergrösserte Portfolio zurückzuführen. Der Dienstleistungsertrag fiel mit CHF 15.9 Mio. leicht unter Vorjahresniveau. Der konsolidierte Betriebsertrag betrug CHF 88.7 Mio., einschliesslich CHF 1.6 Mio. Marktwerterhöhung der Liegenschaften und CHF 1.9 Mio. Erfolg aus der WTF-Beteiligung. Der Marktwerterhöhung der Liegenschaften von CHF 1.6 Mio. im ersten Halbjahr 2002 stand im Vorjahr ein ausserordentlich hoher akquisitionsbedingter Aufwertungsgewinn von CHF 98.2 Mio. gegenüber. Der konsolidierte Betriebsaufwand sank um CHF 3.8 Mio. oder 14.0% auf CHF 23.1 Mio. Die Ausgaben für Unterhalt und Renovationen waren im ersten Halbjahr 2002 ausserordentlich tief. Im Vergleich zum Vorjahr mussten bedeutend weniger externe Dienstleistungen in Anspruch genommen werden, was zu deutlich tieferen Honoraraufwendungen führte. Diese Veränderungen von Erträgen und Aufwendungen ergaben einen um CHF 77.2 Mio. oder 54.1% tieferen Betriebserfolg vor Finanzierungsaufwand von CHF 65.5 Mio. Während der Finanzierungsaufwand mit CHF 15.6 Mio. praktisch dem Vorjahreswert entsprach, sank der Steueraufwand um 69.3% auf CHF 8.7 Mio. Dieser Rückgang ist vollumfänglich auf den Wegfall der hohen Bewertungsgewinne zurückzuführen, da dementsprechend praktisch keine latenten Steuern

anfielen. Der Reingewinn sank um 58.5% auf CHF 41.3 Mio. Der Reingewinn ohne Liegenschaftengewinne konnte gegenüber der Vorjahresperiode um CHF 15.1 Mio. oder 60.5% auf CHF 40.1 Mio. gesteigert werden.

Ausblick 2002

Die PSP Swiss Property ist zuversichtlich, die operative Ertragslage trotz der erschwerten Marktgegebenheiten weiterhin zu stärken, da sich ihr Immobilienportfolio durch sehr gute Standort- und Gebäudequalität auszeichnet. Für das laufende Jahr wird mit einem konsolidierten EBITDA (vor Bewertungsdifferenzen der Liegenschaften und vor Erfolg aus der WTF-Beteiligung) von rund CHF 120 Mio. gerechnet. Aus der Neubewertung der Liegenschaften Ende 2002 wird eine Zunahme von rund CHF 5 bis 20 Mio. erwartet. Die Schätzung des Erfolgs aus der Beteiligung an der WTF beläuft sich auf CHF 5 Mio.

Die wichtigsten Kennzahlen sind dieser Medienmitteilung beigelegt.

Weitere Informationen
PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Tel.: +41 (0)1 625 57 57
Fax: +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda
Publikation Jahreszahlen 2002
4. März 2003

Ordentliche Generalversammlung 2003
8. April 2003, Kongresshaus Zürich

PSP Swiss Property Group – führendes Schweizer Immobilienunternehmen
Die PSP Swiss Property Group ist mit einem Liegenschaftenbesitz von CHF 2.4 Mrd. an Topstandorten in Schweizer Wirtschaftszentren das führende Immobilienunternehmen der Schweiz. Sie bewirtschaftet sowohl eigene als auch Liegenschaften von Drittunternehmen im Wert von rund CHF 12 Mrd. In der Schweiz ist die PSP Swiss Property Group an acht Standorten mit rund 180 Mitarbeitenden vertreten. Das Ziel der PSP Swiss Property Group ist es, durch aktives Management der Immobilien überdurchschnittliche Ertrags- und Wertsteigerungen im eigenen sowie den betreuten Kundenportfolios zu erreichen.
(SWX Swiss Exchange - Symbol: PSPN, Valor: 1042810)

Der Halbjahresbericht 2002 kann im Internet unter www.psp.info (Investor Relations / Publikationen / Finanzberichte) heruntergeladen oder bei Investor Relations bestellt werden.

Konsolidierte Kennzahlen im Überblick

PSP Swiss Property Group	1. Januar bis 30. Juni 2001	1. Januar bis 30. Juni 2002
Finanzielle Kennzahlen (in CHF 1 000)		
Liegenschaftenertrag	54 541	69 306
Bewertungsdifferenzen der Liegenschaften	98 232	1 550
Dienstleistungsertrag	16 838	15 860
EBITDA[1]	44 797	64 340
Reingewinn	99 358	41 278
Geldfluss aus Betriebstätigkeit	39 871	65 432
Bilanzsumme	2 179 504	2 462 934
Liegenschaftenwert	2 114 746	2 350 279
Eigenkapital	1 073 063	1 430 917
Eigenkapital in % des Anlagevermögens	50.3%	59.1%
Eigenkapital-Rendite[2]	19.2%	5.7%
Betriebliche Kennzahlen		
Anzahl Immobilien	123	120
Brutto-Rendite	6.3%	6.2%
Netto-Rendite	5.2%	5.4%
Leerstandsquote	4.0%	3.5%
Personalbestand	174	183
Kennzahlen pro Namenaktie (in CHF)		
Gewinn pro Aktie (EPS)[3]	17.00	5.45
Gewinn pro Aktie ohne Liegenschaftengewinne[3,4]	4.28	5.30
Geldfluss aus Betriebstätigkeit pro Aktie[3]	6.82	8.64
Eigenkapital pro Aktie (NAV)	183.86	189.40
Eigenkapital pro Aktie vor latenten Steuern	191.81	196.88
Aktienkurs (Höchst/Tiefst)	157.25/148.00	159.50/146.00

[1] Vor Bewertungsdifferenzen der Liegenschaften

[2] Annualisierter Reingewinn im Verhältnis zum gewichteten Eigenkapital

[3] Bezogen auf durchschnittlich gewichtete Anzahl Aktien

[4] Basis: Reingewinn ohne Bewertungsdifferenzen der eigenen Liegenschaften und derjenigen der assoziierten Unternehmen, ohne realisierten Erfolg aus Liegenschaftenverkäufen sowie dem damit verbundenen Steueraufwand

PSP Swiss Property

Press Release

Positive Operating Results. Stable Property Values Due to High Quality.

PSP Swiss Property Group reports good operational results for the first half-year 2002

Zurich, 20 August 2002.

- **Expansion of the real estate portfolio to CHF 2 350.3 million in the first half-year.**
- **Increase of the consolidated EBITDA (before net changes in fair value of real estate investments) by 43.6%, to CHF 64.3 million.**
- **Earnings per share excluding gains on real estate investments increased by 23.8% from CHF 4.28 to CHF 5.30, compared to the first half of 2001.**
- **Earnings per share including changes in real estate investments dropped from CHF 17.00 to CHF 5.45.**
- **The net asset value per share - after dividend payment in April 2002 - was CHF 189.40.**

During the reporting period, rental income increased by CHF 14.8 million, or 27.1%, to CHF 69.3 million in comparison to the first half of 2001. This increase is largely attributable to last year's additions to the portfolio. At CHF 15.9 million, income from real estate services remained close to the level of the previous year. Consolidated operating income amounted to CHF 88.7 million, which includes a CHF 1.6 million increase in the market value of properties and CHF 1.9 million profit generated from the investment in WTF. In the first half year 2002 the increase in fair value of real estate investments amounted to CHF 1.6 million, compared to the extraordinarily high revaluation gain of CHF 98.2 million due to acquisitions during the same period of last year. Consolidated operating expenses fell by CHF 3.8 million, or 14.0%, to CHF 23.1 million. During the first half of 2002 maintenance and renovation expenses were exceptionally low. In comparison to the previous year, fees to subcontractors declined, as substantially less external services were required. These variations in income and expenses resulted in a decrease in operating income before financial expenses by CHF 77.2 million, or 54.1%, to CHF 65.5 million. While financial expenses of CHF 15.6 million virtually matched last year's figure, tax expenses fell by 69.3% to CHF 8.7 million. This reduction is directly caused by the marked decrease in valuation gains, which resulted in a correspondingly high reduction of deferred income taxes. Net income fell by 58.5% to CHF 41.3 million. Net income

excluding gains on real estate investments increased by CHF 15.1 million, or 60.5%, to CHF 40.1 million, compared to the same period of last year.

Outlook 2002

PSP Swiss Property is confident that operating income will continue to grow despite difficult market conditions, due to the good locations and high quality of the properties in its real estate portfolio. For this year, consolidated EBITDA (before net changes in fair value of real estate investments and results from the investment in WTF) is expected to be in the range of CHF 120 million. Based on the revaluation of the properties at the end of 2002, an increase of the fair value of real estate investments of between CHF 5 and 20 million is expected. Earnings generated from the investment in WTF should amount to CHF 5 million.

The most important key financial figures are attached to the press release.

Further Information
PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda
Publication 2002 financial figures
4 March 2003

Ordinary annual general meeting 2003
8 April 2003, Kongresshaus Zurich

PSP Swiss Property Group – Leading Swiss Real Estate Company
PSP Swiss Property Group is the leading property company in Switzerland, with a portfolio of CHF 2.4 billion at prime locations in Swiss economic centres. The company manages its own portfolios as well as properties owned by third parties valued at more than CHF 12 billion. In Switzerland, PSP Swiss Property Group is represented at eight locations with approximately 180 employees. It is the objective of PSP Swiss Property Group to achieve above-average increases in profits and in value for both, its own as well as its managed third-party portfolios.
(SWX Swiss Exchange - Symbol: PSPN, Security number: 1042810)

The Interim Report 2002 is available on the Internet www.psp.info (Investor Relations / Publications / Financial reports), or can be ordered at Investor Relations.

Overview of Consolidated Key Financial Figures

PSP Swiss Property Group	1 January to 30 June 2001	1 January to 30 June 2002
Key financial figures (in CHF 1 000)		
Rental income	54 541	69 306
Net changes in fair value of real estate investments	98 232	1 550
Income from management services	16 838	15 860
EBITDA[1]	44 797	64 340
Net income	99 358	41 278
Cash flow from operating activities	39 871	65 432
Total assets	2 179 504	2 462 934
Real estate investments	2 114 746	2 350 279
Shareholders' equity	1 073 063	1 430 917
Shareholders' equity in % of total fixed assets	50.3%	59.1%
Return on equity[2]	19.2%	5.7%
Key operating figures		
Number of properties	123	120
Implied yield, gross	6.3%	6.2%
Implied yield, net	5.2%	5.4%
Vacancy rate	4.0%	3.5%
Employees	174	183
Per share figures (in CHF)		
Earnings per share (EPS)[3]	17.00	5.45
EPS excluding gains on real estate investments[3, 4]	4.28	5.30
Cash flow from operating activities per share[3]	6.82	8.64
Net asset value per share (NAV)	183.86	189.40
NAV per share before deferred taxes	191.81	196.88
Share price (high/low)	157.25/148.00	159.50/146.00

[1] Before net changes in fair value of real estate investments

[2] Annualised net income in proportion to weighted shareholders' equity

[3] Based on weighted average number of shares

[4] Basis: net income before net changes in fair value of own real estate investments and those of associated companies, before realised income on property sales and all related taxes

Swiss Property

Medienmitteilung

Geplante Veränderungen in der Geschäftsleitung der PSP Swiss Property

Zürich, 20. August 2002. Luciano Gabriel, Leiter Asset Management der PSP Swiss Property, wurde vom Verwaltungsrat zum zukünftigen CFO ernannt. Er übernimmt diese zusätzliche Aufgabe am 1. Januar 2003 vom bisherigen CFO, Felix Fischer. Felix Fischer wird gemäss ursprünglicher Absicht das Unternehmen Ende Februar 2003 verlassen.

Piero Ruprecht, Leiter Baudienstleistungen, scheidet Ende Jahr aus der Gruppen-Geschäftsleitung aus, bleibt jedoch weiterhin verantwortlich für die Baudienstleistungen innerhalb der Sparte Bewirtschaftung.

Dr. Luciano Gabriel war nach seiner Tätigkeit als Assistent für Volkswirtschaft an der Universität Bern 15 Jahre bei der Schweizerischen Bankgesellschaft in Zürich, London und Mailand tätig. Dabei hatte er leitende Funktionen in den Bereichen Corporate Finance, Risk Management, internationale Firmenkundenbetreuung und Business Development inne. Von 1998 bis Anfang 2002 war er verantwortlich für Group Treasury and Corporate Finance bei Zurich Financial Services.

Felix Fischer ist im Jahr 2000 im Zuge des Börsengangs der PSP Swiss Property als CFO in das Unternehmen eingetreten und hat es in den ersten drei Jahren in dieser Funktion begleitet. Nun hat er sich entschlossen, wie ursprünglich vorgesehen sein Mandat bei PSP Swiss Property per Ende Februar 2003 zu beenden.

Der Verwaltungsrat dankt Felix Fischer, der mit beispielhaftem und unermüdlichem Einsatz, mit hoher Fachkompetenz und Kommunikationsfähigkeit dazu beigetragen hat, PSP Swiss Property im nationalen und internationalen Anlegerumfeld bestens zu positionieren. Felix Fischer wird der PSP Swiss Property weiterhin für Spezialaufgaben zur Verfügung stehen.

Die Geschäftsleitung der PSP Swiss Property wird sich ab 1. Januar 2003 wie folgt zusammensetzen:

Fritz Jörg	CEO und Delegierter des Verwaltungsrats
Peter Abplanalp	COO
Hans Peter Egloff	Leiter Immobilienbewirtschaftung (inkl. Baudienstleistungen)
Luciano Gabriel	CFO (inkl. Asset Management)

Weitere Informationen
PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Tel.: +41 (0)1 625 57 57
Fax: +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda
Publikation Jahreszahlen 2002
4. März 2003

Ordentliche Generalversammlung 2003
8. April 2003, Kongresshaus Zürich

PSP Swiss Property Group – führendes Schweizer Immobilienunternehmen
Die PSP Swiss Property Group ist mit einem Liegenschaftenbesitz von CHF 2.4 Mrd. an Topstandorten in Schweizer Wirtschaftszentren das führende Immobilienunternehmen der Schweiz. Sie bewirtschaftet sowohl eigene als auch Liegenschaften von Drittunternehmen im Wert von rund CHF 12 Mrd. In der Schweiz ist die PSP Swiss Property Group an acht Standorten mit rund 180 Mitarbeitenden vertreten. Das Ziel der PSP Swiss Property Group ist es, durch aktives Management der Immobilien überdurchschnittliche Ertrags- und Wertsteigerungen im eigenen sowie den betreuten Kundenportfolios zu erreichen.
(SWX Swiss Exchange - Symbol: PSPN, Valor: 1042810)

Swiss Property

Press Release

Planned Changes in Executive Management at PSP Swiss Property

Zurich, 20 August 2002. Luciano Gabriel, Head of Asset Management at PSP Swiss Property, has been named as future CFO by the Board of Directors. He will take over this additional responsibility from the current CFO, Felix Fischer, on 1 January 2003. In accordance with his original intentions, Felix Fischer will leave the company at the end of February 2003.

Piero Ruprecht, Head of Construction Services, will be stepping down from the Group's Executive Management at the end of this year, but will remain responsible for the construction services within the division Property Management.

After working as a research assistant in the economics department of the University of Berne, Luciano Gabriel was employed by Union Bank of Switzerland in Zurich, London and Milan for 15 years. During this time he held management positions in the areas of corporate finance, risk management, international corporate account management and business development. From 1998 until the beginning of 2002 he was responsible for Group Treasury and Corporate Finance at Zurich Financial Services.

Felix Fischer joined PSP Swiss Property as CFO when the company went public in 2000, and has remained in this position throughout the three years. Now, in accordance with his original intentions, he has decided to resign from PSP Swiss Property as from the end of February 2003.

The Board of Directors would like to thank Felix Fischer for his exemplary and tireless efforts, his excellent level of professional skill and his communicative abilities, all of which have contributed to the excellent positioning which PSP Swiss Property currently enjoys among domestic and international investors. Felix Fischer will continue to offer his services to PSP Swiss Property in connection with special projects.

From 1 January 2003, the Executive Management of PSP Swiss Property will be structured as follows:

Fritz Jörg	CEO and member of the Board of Directors
Peter Abplanalp	COO
Hans Peter Egloff	Head Property Management (including Construction Services)
Luciano Gabriel	CFO (including Asset Management)

Further information
PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Tel. +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda
Publication of 2002 financial figures
4 March 2003

Ordinary annual general meeting 2003
8 April 2003, Kongresshaus Zurich

PSP Swiss Property Group – Leading Swiss Real Estate Company
PSP Swiss Property Group is the leading property company in Switzerland, with a portfolio of CHF 2.4 billion at best locations in Swiss economic centres. The company manages its own portfolio as well as properties owned by third parties valued at more than CHF 11 billion. In Switzerland, PSP Swiss Property Group is represented at eight locations with approximately 180 employees. It is the objective of PSP Swiss Property Group to achieve above-average increases in profits and in value for both, its own as well as its managed third-party portfolios.
(SWX Swiss Exchange - Symbol: PSPN, Valor 1042810)

Medienmitteilung

PSP Swiss Property Group erweitert ihr Liegenschaftenportfolio

Akquisition von zwei attraktiven Liegenschaften in Genf

Glattbrugg, 19. Juli 2002 – Die PSP Swiss Property Group hat im Rahmen ihrer Anlagestrategie zwei attraktive Geschäftsimmobilien in der Stadt Genf für CHF 137 Mio. Investitionssumme erworben. Die Nettorendite dieser Investition beträgt 5.8%.

Liegenschaft Rue du Marché 40, Genf

Das Gebäude liegt an einer der meist frequentierten Einkaufsstrassen der Stadt Genf. Die Liegenschaft weist eine vermietbare Fläche von total 5 047 m^2 auf, welche rund zur Hälfte für Büro- beziehungsweise Verkaufsnutzung vermietet ist. Die Flächen sind zu 100% vermietet. Mit den bestehenden Mietern existieren langfristige Mietverträge.

Liegenschaft Rue des Bains 33-35, Genf

Die zu 100% vermietete, reine Büroliegenschaft verfügt über eine vermietbare Fläche von 12 136 m^2 sowie 255 Garagenparkplätze. Das Gebäude befindet sich im Quartier Plainpalais, in unmittelbarer Nähe zum Stadtzentrum. Es bestehen langfristige Mietverträge mit erstklassigen Mietern.

Weitere Informationen

PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Tel. +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda

Publikation Halbjahreszahlen 2002
20. August 2002

Publikation Jahreszahlen 2002
4. März 2003

Ordentliche Generalversammlung 2003
8. April 2003, Kongresshaus Zürich

PSP Swiss Property Group – führendes Schweizer Immobilienunternehmen

Die PSP Swiss Property Group ist mit einem Liegenschaftenbesitz von CHF 2.4 Mrd. an besten Lagen in Schweizer Wirtschaftszentren das führende Immobilienunternehmen der Schweiz. Sie bewirtschaftet sowohl eigene als auch Liegenschaften von Drittunternehmen im Wert von über CHF 11 Mrd. In der Schweiz ist die PSP Swiss Property Group an acht Standorten mit rund 180 Mitarbeitenden vertreten. Das Ziel der PSP Swiss Property Group ist es, durch aktives Management der Immobilien überdurchschnittliche Ertrags- und Wertsteigerungen im eigenen sowie den betreuten Portfolios zu erreichen.
(SWX Swiss Exchange - Symbol: PSPN, Valor: 1042810)

Swiss Property

Press Release

PSP Swiss Property Group expands its real estate portfolio

Acquisition of two attractive properties in Geneva

Glattbrugg, 19 July 2002 – Within its investment strategy, PSP Swiss Property Group has acquired two attractive business properties in the city of Geneva for an investment sum of CHF 137 million. The net yield of this investment is 5.8%.

Property Rue du Marché 40, Geneva

The building is situated at one of the most frequented shopping streets in Geneva. The property has a total rentable surface of 5 047 m^2, approximately half of which is let for office respectively retail use. All surfaces are let to 100%, and long-term lease contracts exist with the current tenants.

Property Rue des Bains 33-35, Geneva

The fully occupied office building has a rentable surface of 12 136 m^2 as well as 255 parking lots. The building located in the municipal district of Plainpalais is in close vicinity to the city centre. Long-term leases with first-class tenants are in place.

Further information

PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Tel. +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda

Publication of 2002 half-year financial figures
20 August 2002

Publication of 2002 financial figures
4 March 2003

Ordinary annual general meeting 2003
8 April 2003, Kongresshaus Zurich

PSP Swiss Property Group – Leading Swiss Real Estate Company

PSP Swiss Property Group is the leading property company in Switzerland, with a portfolio of CHF 2.4 billion at best locations in Swiss economic centres. The company manages its own portfolio as well as properties owned by third parties valued at more than CHF 11 billion. In Switzerland, PSP Swiss Property Group is represented at eight locations with approximately 180 employees. It is the objective of PSP Swiss Property Group to achieve above-average increases in profits and in value for both, its own as well as its managed third-party portfolios.
(SWX Swiss Exchange - Symbol: PSPN, Valor 1042810)

Swiss Property

Medienmitteilung

Sehr gut positioniert für weiteren Wachstumssprung

PSP Swiss Property Group erzielt sehr gute Jahresergebnisse

Glattbrugg, 5. März 2002. Das Geschäftsjahr 2001 der PSP Swiss Property Group stand wiederum im Zeichen des Wachstums: Das Liegenschaftenportfolio wurde um 16 Immobilien auf total 118 Immobilien erweitert. Der Marktwert des Portfolios erhöhte sich von CHF 1 499.6 Mio. per Ende 2000 um 51.0% auf CHF 2 264.5 Mio. Der konsolidierte Betriebserfolg vor Finanzierungsaufwand erhöhte sich im abgelaufenen Geschäftsjahr gegenüber dem Vorjahr von CHF 162.0 Mio. um 77.9% auf CHF 288.2 Mio. Wesentlich zu dieser Erhöhung beigetragen hat der erstmalige Beteiligungserfolg der WTF Holdings (Switzerland) Ltd von CHF 53.7 Mio. Zudem resultierte per 31. Dezember 2001 eine erfreuliche Marktwertanpassung des Portfolios von CHF 128.8 Mio. (im Vorjahr CHF 90.2 Mio.), welche weitestgehend auf äusserst attraktive Akquisitionen zurückzuführen ist. Der konsolidierte Jahresgewinn nahm von CHF 119.5 Mio. um 76.9% auf CHF 211.5 Mio. zu. Aufgrund des erfreulichen Verlaufs des Geschäftsjahrs 2001 beantragt der Verwaltungsrat der Generalversammlung vom 4. April 2002 eine deutlich höhere Dividende von CHF 5.00 pro Namenaktie (Vorjahr CHF 4.00).

Der konsolidierte Betriebsertrag, einschliesslich CHF 128.8 Mio. Marktwerterhöhung der Liegenschaften sowie CHF 53.7 Mio. Erfolg aus Anteilen an assoziierten Unternehmen, betrug für das Jahr 2001 CHF 339.2 Mio., was gegenüber der Vorjahresperiode eine Zunahme von 71.3% darstellt. Der konsolidierte Betriebsaufwand ist von CHF 36.0 Mio. um CHF 15.0 Mio. auf CHF 51.0 Mio. gestiegen. Gegenüber dem Vorjahr resultierte ein um 71.2% höherer Betriebserfolg vor Steuern von CHF 257.8 Mio.

Der Gewinn pro Aktie betrug für das Jahr 2001 CHF 31.78 (Vorjahr CHF 20.83), das Eigenkapital pro Aktie erhöhte sich von CHF 168.83 um 11.6% auf CHF 188.34.

Ausblick

Im Geschäftsjahr 2002 wird es weiterhin darum gehen, attraktive Investitionsmöglichkeiten unter Berücksichtigung von betriebswirtschaftlichen Vorgaben zu realisieren. Es wird wie bis anhin ein qualitatives und ertragssteigerndes Wachstum angestrebt. Bis Ende 2003 soll das Immobilienportfolio auf CHF 3 Mrd. und mittelfristig auf CHF 5 Mrd. anwachsen. Ziel des Wachstums ist es, Skalenerträge zu realisieren und bei Investoren im internationalen Vergleich verstärkt Beachtung zu finden. Für das Jahr 2002 wird mit einem konsolidierten EBITDA (ohne Bewertungsdifferenzen der Liegenschaften und ohne Erfolg aus Anteilen assoziierter Unternehmen) von rund CHF 120 Mio. gerechnet. Aus der Neubewertung der Liegenschaften per Ende 2002 wird eine Zunahme von CHF 10 bis 30 Mio. erwartet. Die Schätzung des Erfolgs aus Anteilen assoziierter

Unternehmen, der keine wesentlichen Bewertungsgewinne mehr enthalten wird, beläuft sich auf CHF 5 Mio.

Die wichtigsten Kennzahlen sind dieser Medienmitteilung beigelegt.

Der Geschäftsbericht 2001 ist ab 10.00 Uhr im Internet unter **www.psp-swissproperty.ch** (Investor Relations / Publications / Financial reports) abrufbar oder kann bei PSP Swiss Property Group, Investor Relations, bestellt werden.

Weitere Informationen
PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Tel. +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp-swissproperty.ch
www.psp-swissproperty.ch

Agenda
Ordentliche Generalversammlung 2002
4. April 2002, Kongresshaus Zürich

Publikation Halbjahreszahlen 2002
20. August 2002

PSP Swiss Property Group – das führende Schweizer Immobilienunternehmen
Die PSP Swiss Property Group ist mit einem Liegenschaftenbesitz von CHF 2.4 Mrd. an besten Lagen in Schweizer Wirtschaftszentren das führende Immobilienunternehmen der Schweiz. Sie bewirtschaftet sowohl eigene als auch Liegenschaften von Drittunternehmen im Wert von über CHF 11 Mrd. In der Schweiz ist die PSP Swiss Property Group an acht Standorten mit rund 180 Mitarbeitenden vertreten. Das Ziel der PSP Swiss Property Group ist es, durch aktives Management der Immobilien überdurchschnittliche Ertrags- und Wertsteigerungen im eigenen sowie den betreuten Portfolios zu erreichen. Mit der Kombination von fokussiertem Immobilienbesitz und professionellem Dienstleistungsangebot bietet die PSP Swiss Property AG dem Anleger eine attraktive Investitionsmöglichkeit.
(SWX Swiss Exchange - Symbol: PSPN, Valor 1042810)

Kennzahlen im Überblick

PSP Swiss Property Group	2000	2001	Diff. zu Vorjahr
Finanzielle Kennzahlen (in CHF 1 000)			
Liegenschaftenertrag	78 460	119 843	52.7%
Bewertungsdifferenzen der Liegenschaften	90 185	128 803	
Dienstleistungsertrag	29 398	36 146	23.0%
Betriebserfolg vor Finanzierungsaufwand	162 021	288 181	77.9%
Jahresgewinn	119 525	211 470	76.9%
Jahresgewinn ohne Liegenschaftengewinne[1]	50 515	63 790	26.3%
Geldfluss aus Betriebstätigkeit	69 650	70 256	0.9%
Bilanzsumme	1 531 118	2 395 968	56.5%
Liegenschaftenwert	1 499 586	2 264 486	51.0%
Eigenkapital	998 932	1 440 783	44.2%
Eigenkapital in % des Anlagevermögens	66.5%	61.7%	
Eigenkapital-Rendite[2]	13.0%	17.7%	
Betriebliche Kennzahlen			
Anzahl Immobilien	102	118	
Brutto-Rendite	6.1%	6.4%	
Netto-Rendite	5.1%	5.6%	
Leerstandsquote	2.8%	3.8%	
Personalbestand	164	173	
Kennzahlen pro Aktie (in CHF)			
Gewinn pro Aktie (EPS)[3]	20.83	31.78	
Gewinn pro Aktie ohne Liegenschaftengewinne[2, 3]	8.80	9.59	
Geldfluss aus Betriebstätigkeit pro Aktie[3]	12.14	10.56	
Eigenkapital pro Aktie (NAV)[5]	168.83	188.34	
Eigenkapital pro Aktie vor latenten Steuern[5]	172.73	195.78	
Dividende pro Aktie	4.00	5.00[6]	
Aktienkurs (Höchst/Tiefst)	156.00/140.00	157.25/147.25	

[1] Jahresgewinn ohne Bewertungsdifferenzen der eigenen Liegenschaften und derjenigen der assoziierten Unternehmen, ohne realisierten Erfolg aus Liegenschaftenverkäufen sowie dem damit verbundenen Steueraufwand

[2] Jahresgewinn im Verhältnis zum gewichteten Eigenkapital

[3] Bezogen auf durchschnittlich gewichtete Anzahl Aktien

[4] Basis: Jahresgewinn ohne Liegenschaftengewinne, vgl. Fussnote 1

[5] Vor Dividendenausschüttung

[6] Antrag an die ordentliche Generalversammlung vom 4. April 2002

Swiss Property

Press Release

Extremely well placed for further expansion

PSP Swiss Property Group achieves excellent yearend results

Glattbrugg, 5 March 2002. The business year 2001 of PSP Swiss Property Group again proved to be a year of growth: The property portfolio has been enlarged by 16 commercial properties to a total of 118 properties. At the end of 2001, the market value of the portfolio stood at CHF 2 264.5 million, up by 51.0% from CHF 1 499.6 million at end of the year 2000. The consolidated operating income before financial expenses increased by 77.9% to CHF 288.2 million in the past financial year, compared to CHF 162.0 million in the previous year. The investment income of CHF 53.7 million achieved for the first time by WTF Holdings (Switzerland) Ltd contributed considerably to this increase. Furthermore, a pleasing market valuation of CHF 128.8 million (previous year CHF 90.2 million) could be booked per 31 December 2001, which resulted from extremely favourable acquisitions. The consolidated net income rose by 76.9% from CHF 119.5 million to CHF 211.5 million. Based on the encouraging trend during the 2001 financial year, the Board of Directors will propose a significant higher dividend payment of CHF 5.00 per registered share to the Annual General Meeting on 4 April 2002 (CHF 4.00 in the previous year).

The consolidated operating income, which includes a CHF 128.8 million increase in market value of properties and CHF 53.7 million in earnings from investments in associated companies, amounted to CHF 339.2 million for the year 2001, representing a growth of 71.3% compared to last year. The consolidated operating expenses increased from CHF 36.0 million by CHF 15.0 million to CHF 51.0 million. A higher operating profit before taxes of CHF 257.8 million was achieved, representing an increase of 71.2% in comparison to the previous year.

Earnings per share for the year 2001 was CHF 31.78 (last year CHF 20.83). The net asset value per share increased by 11.6% from CHF 168.83 to CHF 188.34.

Outlook

The objective for the 2002 financial year is to continue to identify and accurately assess attractive investment opportunities. Acquisitions will be made, if the required opportunities for profit and value enhancement are given. The goal will, therefore, continue to be qualitative and earnings enhancing growth. The value of our real estate portfolio is set to increase to CHF 3 billion by the end of 2003 and to CHF 5 billion over the medium to long-term. The goal of the growth is to gain recognition internationally and achieve economies of scale. For 2002, a consolidated EBITDA (before net changes in fair value of real estate investments and results from associated companies) of approximately CHF 120 million is expected. Based on the revaluation of the properties at the end of 2002, an increase of approximately CHF 10 to 30 million is expected. Estimated earn-

ings generated from income of associated companies, which will not include significant additional valuation gains any more, should be of CHF 5 million.

The most important key figures are enclosed to this press release.

The Annual Report 2001 will be available starting 10 p.m. on our Internet site **www.psp-swissproperty.ch** (Investor Relations / Publications / Financial reports) or can be ordered at PSP Swiss Property Group, Investor Relations.

Further information
PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp-swissproperty.ch
www.psp-swissproperty.ch

Agenda
Publishing of 2001 financial figures
5 March 2002

Annual General Meeting 2002
4 April 2002, Kongresshaus Zurich

PSP Swiss Property Group – Leading Swiss Real Estate Company
PSP Swiss Property Group is the leading property company in Switzerland, with a portfolio of CHF 2.4 billion at best locations in Swiss economic centres. The company manages its own portfolio as well as properties owned by third parties valued at more than CHF 11 billion. In Switzerland, PSP Swiss Property Group is represented at eight locations with approximately 180 employees. It is the objective of PSP Swiss Property Group to achieve above-average increases in profits and in value for both, its own as well as its managed third-party portfolios. With the combination of focused real estate property and professional services PSP Swiss Property offers to the investor an attractive investment possibility. The combination of focused property ownership and the provision of professional services means that PSP Swiss Property Ltd offers investors an attractive investment opportunity.
(SWX Swiss Exchange - Symbol: PSPN, Valor 1042810)

Overall view of the key figures

PSP Swiss Property Group	2000	2001	Δ to last year
Key financial figures (in CHF 1 000)			
Rental income	78 460	119 843	52.7%
Net changes in fair value of real estate investments	90 185	128 803	
Income from management services	29 398	36 146	23.0%
Operating profit before financial expenses	162 021	288 181	77.9%
Net income	119 525	211 470	76.9%
Annual net income excluding gains on real estate investments[1]	50 515	63 790	26.3%
Cash flow from operating activities	69 650	70 256	0.9%
Total assets	1 531 118	2 395 968	56.5%
Real estate investments	1 499 586	2 264 486	51.0%
Shareholders' equity	998 932	1 440 783	44.2%
Shareholders' equity in % of total fixed assets	66.5%	61.7%	
Return on equity[2]	13.0%	17.7%	
Key operating figures			
Number of properties	102	118	
Implied yield, gross	6.1%	6.4%	
Implied yield, net	5.1%	5.6%	
Vacancy rate	2.8%	3.8%	
Employees	164	173	
Per share figures (in CHF)			
Earnings per share (EPS)[3]	20.83	31.78	
EPS excluding gains on real estate investments[2, 3]	8.80	9.59	
Cash flow from operating activities per share[3]	12.14	10.56	
Net asset value per share (NAV)[5]	168.83	188.34	
NAV per share before deferred tax[5]	172.73	195.78	
Dividend per share	4.00	5.00[6]	
Share price (high/low)	156.00/140.00	157.25/147.25	

[1] Net income before changes in fair values of own real estate investments and those of associated companies, before realised income on property sales as well as all related taxes

[2] Net income in comparison to weighted shareholders' equity

[3] *Refers to weighted average number of shares*

[4] Basis: Net income before gains on real estate investments, see footnote 2

[5] Before dividend payment

[6] Proposal to the Annual General Meeting on 4 April 2002

02 AUG 30 AM 10: 14

PSP Swiss Property Ltd
Interim Report 2002





psp

Contents

Overview and Reports





PSP Swiss Property Group	1 January to 30 June 2001	1 January to 30 June 2002
Key financial figures (in CHF 1 000)		
Rental income	54 541	69 306
Net changes in fair value of real estate investments	98 232	1 550
Income from management services	16 838	15 860
EBITDA[1]	44 797	64 340
Net income	99 358	41 278
Cash flow from operating activities	39 871	65 432
Total assets	2 179 504	2 462 934
Real estate investments	2 114 746	2 350 279
Shareholders' equity	1 073 063	1 430 917
Shareholders' equity in % of total fixed assets	50.3%	59.1%
Return on equity[2]	19.2%	5.7%
Key operating figures		
Number of properties	123	120
Implied yield, gross	6.3%	6.2%
Implied yield, net	5.2%	5.4%
Vacancy rate	4.0%	3.5%
Employees	174	183
Per share figures (in CHF)		
Earnings per share (EPS)[3]	17.00	5.45
EPS excluding gains on real estate investments[3,4]	4.28	5.30
Cash flow from operating activities per share[3]	6.82	8.64
Net asset value per share (NAV)	183.86	189.40
NAV per share before deferred tax	191.81	196.88
Share price (high/low)	157.25/148.00	159.50/146.00

[1] Before net changes in fair value of real estate investments
[2] Annualised net income in proportion to weighted shareholders' equity
[3] Based on weighted average number of shares
[4] Basis: Net income before net changes in fair value of own real estate investments and those of associated companies, before realised income on property sales and all related taxes

Positive Operating Results.
Stable Property Values Due to High Quality.

Increase in rental income. Slight appreciation in market value of the real estate portfolio in subdued economic climate.
During the reporting period, rental income has increased by CHF 14.8 million, or 27.1%, to CHF 69.3 million in comparison to the first half of 2001. This increase is largely attributable to last year's additions to the portfolio. At CHF 15.9 million, income from real estate services remained close to the level of the previous year. Consolidated operating income amounted to CHF 88.7 million, which includes a CHF 1.6 million increase in the market value of properties and CHF 1.9 million profit generated from the investment in WTF. Consolidated EBITDA (before net changes in fair value of real estate investments) increased by CHF 19.5 million, or 43.6%, to CHF 64.3 million compared to the first half of 2001.

Consolidated operating income fell by 47.7% compared to the first half of 2001: during the first half of 2002, revaluation gains amounted to CHF 1.6 million, compared to the extraordinarily high revaluation gains of CHF 98.2 million due to acquisitions during the same period last year. Consolidated operating expenses fell by CHF 3.8 million, or 14.0%, to CHF 23.1 million. This drop is essentially attributable to a decrease of CHF 1.6 million in property maintenance and renovation expenses and a decrease of CHF 2.3 million in fees to subcontractors. During the first half of 2002 maintenance and renovation expenses were exceptionally low and should reach normal levels for the full year. The reduction in fees to subcontractors is due to a cutback in the use of external services. Increased use of external services was required last year in the context of major portfolio acquisitions. These variations in income and expenses resulted in a decrease in operating income before financial expenses of CHF 77.2 million, or 54.1%, to CHF 65.5 million. While financial expenses of CHF 15.6 million virtually matched the previous year's figure, tax expenses fell by CHF 19.5 million, or 69.3%. This reduction is directly caused by the marked decrease in valuation gains, which resulted in a correspondingly high reduction of deferred income taxes. Net income fell by CHF 58.1 milllion, or 58.5%, to CHF 41.3 million.

Earnings per share excluding gains on real estate investments have increased by 23.8%, from CHF 4.28 to CHF 5.30, compared to the first half of 2001 (and that – based on the capital increases of 2001 – for a higher number weighted average of shares). Earnings per share have dropped from CHF 17.00 to CHF 5.45, as a result of the marked decrease in revaluation gains outlined above.

By mid-2002, net asset value per share was CHF 189.40 (for 7 555 000 outstanding shares), as opposed to CHF 188.96 at the end of 2001 (7 625 000 outstanding shares) and CHF 183.86 by mid-2001 (5 836 236 outstanding shares).

Further expansion of the real estate portfolio

PSP Swiss Property has expanded its real estate portfolio during the reporting period. Acquisitions include the Lancy Office Center project in Geneva, where development commenced at the beginning of February 2002 and an attractive individual property in Rüschlikon. Construction on the SWING2/5 project in Wallisellen has continued according to schedule. A total of CHF 81.4 million has been invested in these three properties. In addition, capital expenditure on several properties in the portfolio amounted to CHF 2.9 million. At the end of June 2002, PSP Swiss Property's real estate portfolio comprises 120 properties, with properties located in the target regions of Zurich, Geneva, Lausanne, Basel and Berne accounting for 81% of portfolio value. After allowing for market value adjustments of CHF 1.6 million, the market value of the portfolio at the end of June 2002 is CHF 2 350.3 million. During the reporting period, the vacancy rate for PSP Swiss Property's portfolio fell from 3.8% at the end of 2001 to 3.5% by mid-2002, mainly due to the letting of additional space from the properties acquired from Swisscom in the previous year.

The market environment for PSP Swiss Property real estate

Despite the subdued economic environment, the commercial property market in PSP Swiss Property's target regions has not responded negatively as yet, although there are significant differences between regional markets. Demand for

prime locations in central Zurich and Geneva is moderate. Although the top prices paid last year are no longer achievable, some of the new tenancy deals we have negotiated have been above the market norm. As a result, there has been no increase in vacant space in these markets either. In the Zurich West and North markets, where supply is growing rapidly, a slight downward trend in rental prices is discernible in some cases, due to the fact that demand is not sufficient to completely absorb the space becoming available on the market. For this reason, a number of construction projects with planning permission have been postponed. Despite this, it is anticipated that space coming onto the market over the next few years will be let, due to the fact that increasing numbers of commercial users are moving into these central markets from outlying regions. Other major markets such as Lausanne, Basel and Berne have been stagnating for some time now.

Outlook for 2002

PSP Swiss Property is confident that operating income will continue to grow despite difficult market conditions, due to the good locations and high quality of the properties in our real estate portfolio. For this year, we still expect consolidated EBITDA (before net changes in fair value of real estate investments and results from the investment in WTF) to be in the range of CHF 120 million. Based on the revaluation of the properties at the end of 2002, an increase of between CHF 5 and 20 million is expected. We estimate that earnings generated from the investment in WTF should amount to CHF 5 million.

for the First Half of 2002



Real Estate Investment Segment: Rental Income Increases and Property Values Remain Stable.

Business review

Rental income has increased by CHF 14.8 million, or 27.1%, to CHF 69.3 million, in comparison to the first six months of 2001. This increase is mainly due to the acquisition of the Swisscom portfolio in the previous year; as benefit of the properties did not commence until 1 April 2001, revenues were only generated during three of the first six months of 2001. The valuation of properties carried out at the end of June 2002 showed a considerably smaller appreciation in portfolio value of CHF 1.6 million in comparison to the first half of last year. The real estate market has stagnated due to weak economic growth since autumn 2001 and property values have only appreciated slightly. Last year's extraordinarily high changes of fair value of CHF 98.2 million was due to large portfolio acquisitions. Earnings of CHF 1.9 million were generated from our investment in WTF. Direct real estate expenses, consisting of operating expenses and maintenance and renovation expenses rose slightly by 1.1% to CHF 9.0 million. While operating expenses increased by CHF 1.7 million to CHF 6.5 million, due to additions to the real estate portfolio, maintenance and renovation expenses fell by CHF 1.6 million to an exceptionally low level of CHF 2.5 million. Direct real estate expenses as a proportion of rental income have therefore dropped from 16.3% to 13.0%. General expenses have decreased by 17.1% to CHF 2.5 million, mainly due to lower personnel expenses. The variations previously described resulted in a 56.5% reduction in operating income before financial expenses of CHF 61.3 million. At CHF 16.0 million, financial expenses virtually matched last year's figure, while at CHF 7.6 million, tax expenses were down CHF 20.0 million or 72.4%, compared to the first six months of 2001. This decrease is directly attributable to the marked reduction in valuation gains which resulted in a correspondingly large decrease in deferred income taxes. Net income fell by CHF 60.0 million, or 61.4%, to CHF 37.7 million. At CHF 36.6 million net income excluding gains on real estate investments is up by CHF 13.2 million, or 56.5%, in comparison to the first half of 2001.

Gross potential income by area


Other locations 23%
Zurich 48%
Geneva 12%
Lausanne, Basel and Berne 17%

Gross potential income by use


Parking 6%
Other 6%
Office 73%
Retail 15%

Vacancy rate by area
in %, as at end of month


12%
10%
8%
6%
4%
2%
0%
June 2002
December 2001
June 2001
December 2000
June 2000
Zurich
Geneva
Lausanne, Basel and Berne
Other locations
Total

Rental income by type of tenant


Technology 8%
Government 6%
Other 13%
Financial services 27%
Telecommunication 19%
Retail 16%
Services 11%

Further expansion of the real estate portfolio

In the first half of 2002, PSP Swiss Property added a new building project in Geneva and an attractive individual property in Rüschlikon to its real estate portfolio. Construction on the existing SWING2/5 development in Wallisellen is also continuing according to schedule. A total of CHF 81.4 million was invested in these three properties during the reporting period. In addition, capital expenditure on several properties in the portfolio amounted to CHF 2.9 million. After allowing for changes in fair value of CHF 1.6 million, the market value of the portfolio at end of June 2002 is CHF 2 350.3 million. By mid-2002, PSP Swiss Property's real estate portfolio comprises 120 properties, with properties located in the target regions of Zurich, Geneva, Lausanne, Basel and Berne accounting for 81% of portfolio value. During the reporting period, the

vacancy rate for PSP Swiss Property's portfolio fell from 3.8% at the end of 2001 to 3.5% by mid-2002, mainly due to the letting of additional space from the former Swisscom properties. The letting of approximately 7 700 m² in Lagerstrasse 4 in Gossau in the canton of St. Gall should be viewed particularly positively.

Work on the new building project Lancy Office Center in Geneva was started at the beginning of February 2002 and will ultimately involve an investment of CHF 96.7 million. Demolition of the old premises passed off smoothly, and work on laying the foundations, which began in April, already has been completed. Work on the building structure commenced in July. The modern office premises, comprising rentable space of 16 890 m² and 194 parking lots, will be completed in spring 2004. The property will be then handed over to a high-quality sole tenant, the private bank Lombard Odier Darier Hentsch & Cie. At the beginning of June 2002, we acquired a fully tenanted business premises with a rentable space of 8 838 m² with 111 parking lots in Rüschlikon. Further details on the property and the construction project are outlined in tabular form on pages 30 and 31.

The SWING2/5 project, which commenced at the end of June 2001 as part of the overall development of the SWING business park in Wallisellen, has continued into the first half of 2002 as planned. The building structure and the facade of the courtyard at the property SWING5 (Richtistrasse 7) are now ready. At the moment the exterior facade is being put up and work is underway on both the interior finishing works and mechanical installations. The building structure at the SWING2 property (Richtistrasse 5) is also complete. The erection of the interior and exterior facades together with the mechanical installations is in progress; the interior finishing works began recently. SWING2/5 comprises 16 296 m² rentable space, as well as 252 covered and 28 outdoor parking lots.

Rental income by largest tenants



Other 46%
Swisscom 19%
Zurich Financial Services Group 12%
Migros 5%
UBS 4%
Credit Suisse 3%
Next five largest tenants 11%

Expiry of lease contracts
in % of rental income



25%
20%
15%
10%
5%
0%
6
3
9
5
8
18
11
3
4
7
2
24
2002 03 04 05 06 07 08 09 10 11 12+
Contracts not limited in time, but subject to notice

CHF 103.9 million will ultimately be invested in both properties, which are due to be completed in the first quarter of 2003. Contract negotiations are currently underway with individual prospective tenants. PSP Swiss Property is convinced that it will be able to let most of the properties during 2003.

The office premises at Förrlibuckstrasse 10 in Zurich West, which was acquired at the end of June 2001 and was vacated in July 2002, is now undergoing full renovation. A total of CHF 12.8 million will be invested in full renovation of the interior and exterior of the property. Our objective is to fully use the property's potential for value appreciation. By January 2003, we aim to offer new tenants well-lit premises comprising an area of approximately 7 500 m^2, spread over 7 floors, which allow for efficient use of space and flexible office fittings. Negotiations with the first prospective tenants are already underway.

During the first half of 2002, within the scope of our acquisition programme we have looked at a variety of individual properties and some property portfolios. We decided not to pursue several investment opportunities because of insufficient profitability, or due to poor quality. As part of our divestment strategy, sales negotiations are underway for some properties. Sales are likely to be completed during the second half of 2002.

20% stake in WTF Holdings Ltd

PSP Swiss Property's 20% stake in WTF generated investment income of CHF 1.9 million during the reporting period. Property management operations continued in the first half of 2002 as planned. The vacancy rate rose slightly from 12.8% at the end of 2001 to 13.1% by mid-2002.

Outlook for 2002

Even though economic growth is moderate and there has been an increase in commercial properties on offer, we feel confident that we can capitalise on the potential of our investments to achieve increased revenues and value enhancement. Due to the high quality of the properties in our target regions, we do not envisage any pressure on rents, either for lease renewals or new tenancies. We expect the vacancy rate to fall towards 3% by the end of 2002. For the real estate investment segment, we still expect EBITDA (excluding net changes in fair value of real estate investments and results from the investment in WTF) to be in the range of approximately CHF 110 million this year. The revaluation of the properties at the end of 2002 should result in an increase of between CHF 5 and 20 million. We estimate that earnings generated from the investment in WTF should amount to CHF 5 million.

Real Estate Services Segment: Still Highly Profitable.

Business review

Income from real estate services increased by 1.3% from CHF 18.8 million to CHF 19.0 million in comparison to the first half of last year. This increase is attributable to the acquisition of new properties by PSP Real Estate Ltd over the course of 2001 and the commencement of the WTF property management services contract on 1 July 2001. During the first six months of this year, operating expenses fell from CHF 16.9 million to CHF 14.8 million. Personnel expenses rose by 1.5% to CHF 10.1 million. The reasons for this are the opening of the Berne branch office on 1 July 2001 and the development of the new Asset Management business area since March 2002. Fees to subcontractors fell substantially by CHF 2.3 million to CHF 0.7 million, as the assessment of portfolio acquisitions required increased use of external services during the first half of last year. Operating profit before taxes rose by 110.8% to CHF 4.6 million, while net income was up by 116.3% to CHF 3.6 million.

Business operations

Real estate management activity revolved around the Swisscom portfolio acquired by PSP Real Estate Ltd and WTF. The main focus was on space audits and amending agreements. Data maintenance work was also carried out, as such data is fundamental to any successful real estate MIS. Marketing for our SWING5 (Richtistrasse 7, Wallisellen) and SWING2 (Richtistrasse 5, Wallisellen) office premises to be let in spring 2003 was continued. Marketing is also underway for our property currently undergoing renovation at Förrlibuckstrasse 10 in Zurich West to be let in January 2003. The vacancy rate for the entire portfolio of managed properties, including third-party portfolios, was 3.9% by mid-2002, compared with 4.1% at the end of 2001.

Income from real estate services by client


CS Asset Management 10%
Other 10%
Zurich Financial Services Group 35%
PSP Real Estate Ltd 28%
WTF 17%

In view of the competition for construction project work, PSP Swiss Property has decided to focus its construction services on management services provided in a fiduciary capacity. For the future we intend to concentrate our expertise on providing high-quality, upmarket services to our clients. All services will be offered in a fiduciary capacity and will include supervising work on behalf of the owner. This means that we will be reducing or outsourcing any construction services business previously offered, which involved working directly on projects. This will reduce the workforce and result in reduced fee income. Internal restructuring is already underway. In the reporting period, we entered into 39 new agreements for construction management services, or to act as agents for property owners. 15 of these were for our own properties. Overall construction costs for all new projects amount to CHF 30.0 million, with our own properties accounting for CHF 21.1 million. The renovation work on Förrlibuckstrasse 10 in Zurich West is the largest project, with construction costs of CHF 12.8 million. The SWING2/5 project in Wallisellen and the Lancy Office Center project in Geneva are supervised by us as fiduciary agent.

Asset Management on schedule as future value driver

Since March 2002 the development of the new Asset Management business area is underway. This business area will primarily be responsible for optimising the value of our own real estate portfolio by implementing a more targeted purchase and sales strategy. Depending on marketability and demand from our institutional clients, we also plan to offer this professional service externally at a later stage. For the purpose of analysing a variety of situations and sensitivities our Asset Management will be based on a valuation and simulation model developed by us. The underlying principle is that a bottom-up approach should be applied as each property has specific commercial qualities. An integrated analysis of various external and internal elements should produce optimal portfolio structure. At the same time, Asset Management will be responsible for strategic risk management, including regular sensitivity analysis with regard to market parameters and assessment of various risk factors. The Asset Management model currently being developed will provide a valuable basis for balance sheet and cash flow management as well as performance planning for PSP Swiss Property.

Outlook for 2002

PSP Swiss Property is continuing to make both qualitative and quantitative improvements to real estate services. Our client base for property management services is set to expand and we aim to achieve an overall volume of CHF 14 billion for managed properties in the medium term. In the future we only plan to take on fiduciary mandates for construction management services for our own portfolio and for the portfolio managed by PSP Management Ltd on behalf of our customers.

We have set up our own unit to deal with the continually growing volume of property acquisitions and sales. It currently acts on behalf of PSP Real Estate Ltd and the WTF Group.



Günther Gose

Fritz Jörg

In line with economic forecasts, we expect a slight increase in demand for business premises in 2003, which should allow for further reduction in vacant space. Demand for residential space in the major business centres, predominantly in Zurich and Geneva, should remain high, which will impact favourably on the proportion of vacant space in the third-party portfolios. For this year, we still expect income from real estate services of approximately CHF 41 million, which is roughly equivalent to the previous year. EBITDA, which will be influenced substantially by income generated from acquisitions and sales activities, of approximately CHF 10 million is expected.

Günther Gose
Chairman of the Board of Directors

Fritz Jörg
Delegate of the Board of Directors
and Chief Executive Officer

15 August 2002

PSP Swiss Property Group for the First Half of 2002



PSP Swiss Property Group
Consolidated Income Statement

(in CHF 1 000)	1 January to 30 June 2001			1 January to 30 June 2002		
	Real Estate Investments	Real Estate Services	Total Group	Real Estate Investments	Real Estate Services	Total Group
Operating income						
Rental income	54 541		54 541	69 306		69 306
Net changes in fair value of real estate investments	98 232		98 232	1 550		1 550
Income from investments in associated companies	0		0	1 940		1 940
Income from real estate services		18 754	16 838		19 003	15 860
Total operating income	**152 773**	**18 754**	**169 611**	**72 796**	**19 003**	**88 656**
Operating expenses						
Real estate operating expenses	-4 808		-2 974	-6 511		-3 733
Real estate maintenance and renovation expenses	-4 105		-4 023	-2 497		-2 392
Personnel expenses	-1 750	-9 993	-11 743	-1 374	-10 141	-11 515
Fees to subcontractors		-2 954	-2 954		-653	-653
General and administrative expenses	-1 244	-3 644	-4 888	-1 108	-3 625	-4 473
Depreciation on furniture, fixtures and equipment		-332	-332		-369	-369
Total operating expenses	**-11 907**	**-16 923**	**-26 914**	**-11 490**	**-14 788**	**-23 135**
Operating profit before financial expenses	**140 866**	**1 831**	**142 697**	**61 306**	**4 215**	**65 521**
Net financial expenses	-15 539	335	-15 204	-15 956	351	-15 605
Operating profit before taxes	**125 327**	**2 166**	**127 493**	**45 350**	**4 566**	**49 916**
Taxes	-27 610	-525	-28 135	-7 622	-1 016	-8 638
Net income	**97 717**	**1 641**	**99 358**	**37 728**	**3 550**	**41 278**
Net income excluding gains on real estate investments[1]	23 375	1 641	25 016	36 592	3 550	40 142
Earnings per share in CHF[2]			17.00			5.45

[1] Net income before net changes in fair value of own real estate investments and those of associated companies, before realised income on property sales and all related taxes
[2] As during the reporting period, no dilutive effects occurred, no diluted earnings per share are presented

Consolidated Balance Sheet

(in CHF 1 000)	At 31 December 2001	At 30 June 2002
Assets		
Real estate investments	2 264 486	2 350 279
Investments in associated companies	53 733	55 673
Subordinated loans to associated companies	12 620	8 270
Furniture, fixtures and equipment	3 308	3 419
Deferred tax assets	1 017	1 959
Total fixed assets	**2 335 164**	**2 419 600**
Accounts receivable	19 504	9 075
Other assets	891	447
Marketable securities	7 101	0
Cash and cash equivalent	33 308	33 812
Total current assets	**60 804**	**43 334**
Total assets	**2 395 968**	**2 462 934**
Shareholders' equity and liabilities		
Total shareholders' equity	**1 440 783**	**1 430 917**
Long-term debt	275 000	279 500
Bonds	150 455	150 406
Deferred tax liabilities	57 944	58 443
Total long-term liabilities	**483 399**	**488 349**
Accounts payable	22 283	38 754
Short-term debt	368 000	470 000
Bonds	49 969	0
Other liabilities	31 534	34 845
Bank debt	0	69
Total current liabilities	**471 786**	**543 668**
Total shareholders' equity and liabilities	**2 395 968**	**2 462 934**

PSP Swiss Property Group
Condensed Consolidated Cash Flow Statement

(in CHF 1 000)	1 January to 30 June 2001	1 January to 30 June 2002
Cash flow from operating activities	39 871	65 432
Cash flow from investing activities	-537 082	-73 273
Cash flow from financing activities	505 072	8 275
Changes in cash and cash equivalents	7 861	434

PSP Swiss Property Group
Consolidated Statement of Shareholders' Equity

(in CHF 1 000)	2001	2002
Shareholders' equity at 1 January	998 932	1 440 783
Dividend payment	-23 385	-37 775
Fair value of hedging	-299	-2 956
Own shares	-1 543	-10 414
Net income	99 358	41 279
Shareholders' equity at 30 June	**1 073 063**	**1 430 917**

Notes to the Unaudited Consolidated Interim Financial Statements as at 30 June 2002

Accounting principles

The unaudited consolidated interim financial statements are based on the interim accounts of the wholly-owned subsidiaries as at 30 June 2002, which have been prepared on uniform accounting policies in accordance with International Accounting Standard (IAS) 34 – Interim Financial Reporting. The interim financial statements are in accordance with Swiss law as well as the requirements of the SWX Swiss Exchange's listing rules and the Additional Rules for the Listing of Real Estate Companies, which came into effect on 1 May 2001. The same consolidation and valuation principles as described in the Annual Report 2001 have been applied to this interim financial statements.

Consolidated companies

Company	Registered office	Share capital	Ownership	Method of consolidation
PSP Swiss Property Ltd	Zug, Switzerland	CHF 765 000 000	–	Full
PSP Real Estate Ltd	Opfikon, Switzerland	CHF 230 000 000	100%	Full
PSP Management Ltd	Opfikon, Switzerland	CHF 5 000 000	100%	Full
PSP Finance Ltd	Jersey, Channel Islands	CHF 807 896	100%	Full

PSP Swiss Property Ltd holds a 20% stake in WTF Holdings (Switzerland) Ltd with Hamilton, Bermuda, as registered office. This investment has been accounted for by the equity method of accounting.

Information about financing

(in CHF 1 000)	1 January to 30 June 2001	1 January to 30 June 2002
Financial income	-374	-658
Financial income from loans to associated companies	-214	-245
Financial expenses	15 623	16 526
Unrealised result of fair value hedging	-55	-238
Amortisation of issue expenses of bonds	223	220
Total net financial expenses	**15 204**	**15 605**
Long-term debt	190 000	279 500
Long-term bonds	150 504	150 406
Short-term debt	610 000	470 000
Short-term bonds	49 935	0
Short-term bank debt	0	69
Total interest-bearing debt at 30 June	**1 000 439**	**899 975**
thereof maturing, with original fixed interest rates of more than 1 year:		
2002	49 935	0
2004	150 000	150 000
2006	250 504	250 406
2007+	0	54 500
Average interest rate for the period	4.33%	3.71%
Average interest rate at 30 June	4.09%	3.54%

Long and short-term debts consist of unsecured loans borrowed from various banking institutions in the form of advances or rollover financing. Long-term debt means any loan granted under credit agreements stipulating a term exceeding one year, whereas short-term debt is any loan for which the term is less than a year. Short-term bank debt means current account items on the balance sheet date. As at 30 June 2002, besides the bank loans a long-term loan of CHF 4.5 million with a third party is reported. As at 30 June 2002, there are no liabilities involving amortisation duty.

Information about real estate investments

(in CHF 1 000)	Properties	Investments in construction at cost	Total real estate investments[1]
Carrying value at 31 December 2001	**2 219 736**	**44 750**	**2 264 486**
Purchases/construction cost	22 094	59 261	81 355
Capital expenditures	2 887	0	2 887
Net changes in fair value of real estate investments	1 550	0	1 550
Carrying value at 30 June 2002	**2 246 268**	**104 011**	**2 350 279**

[1] PSP Swiss Property Group exclusively invests in commercial properties

Expiry of lease contracts at 30 June 2002

(in CHF 1 000)	Rental income[1]	In % of total
Contracts not limited in time, but subject to notice	8 707	6%
2002	4 003	3%
2003	12 041	9%
2004	7 010	5%
2005	11 471	8%
2006	24 942	18%
2007	14 897	11%
2008	4 495	3%
2009	5 295	4%
2010	9 302	7%
2011	2 996	2%
2012+	34 278	24%
Total	**139 437**	**100%**

[1] Rental income corresponds to the annualised rental income of all lease agreements as per reporting date 30 June 2002

Tenant structure at 30 June 2002

(in CHF 1 000)	Rental income[1]	In % of total
Swisscom	26 110	19%
Zurich Financial Services Group	16 094	12%
Migros	6 797	5%
UBS	5 682	4%
Credit Suisse	4 086	3%
Next five largest tenants	15 497	11%
Other	65 172	46%
Total	**139 437**	**100%**

[1] Rental income corresponds to the annualised rental income of all lease agreements as per reporting date 30 June 2002

Additional Information –

PSP Swiss Property Ltd Shares
PSP Swiss Property Group Real Estate Portfolio



PSP Swiss Property Ltd Shares


165
160
155
150
145
140
135
JUL AUG SEP OCT NOV DEC JAN FEB MAR APR MAY JUN

PSP Swiss Property
Swiss ZKB Real Estate Fonds – Price Index
SWX IG Real Estate – Price Index

Source: Datastream,
30 June 2001 until 30 June 2002

Share prices/share dealings

Over the last six months, PSP Swiss Property shares have proved to be a safe investment in a difficult market environment. Whereas the SPI (Swiss Performance Index) fell by 5.4% during the reporting period, the price of PSP Swiss Property shares remained steady at CHF 152.00. The discount at which shares are trading compared to their net asset value (NAV) has risen slightly from 19.6% to 19.7%, compared to the end of 2001. As a consequence, there continues to be significant upside potential. PSP Swiss Property shares show value stability and earnings visibility. Such qualities are increasingly important to investors.

The average daily volume for the first half of 2002 was 6 491 shares with a value of CHF 1.0 million, compared to 12 311 shares in average daily with a value of CHF 1.8 million throughout last year.

Key figures	1 January to 31 December 2001	1 January to 30 June 2002
Share prices (in CHF)		
High	157.25	159.50
Low	147.25	146.00
End of period	152.00	152.00
SWX Swiss Exchange: symbol PSPN, security number 1042810		
Market capitalisation (in CHF million)[1]		
High	1 197.2	1 220.2
Low	875.7	1 116.9
End of period	1 162.8	1 162.8

	1 January to 30 June 2001	
Per share figures (in CHF)[2]		
Earnings per share (EPS)[3]	17.00	5.45
EPS excluding gains on real estate investments[3, 4]	4.28	5.30
Cash flow from operating activities per share[3]	6.82	8.64
Net asset value per share (NAV)	183.86	189.40
NAV per share before deferred tax	191.81	196.88
Number of shares		
Issued shares	5 916 680	7 650 000
Own shares	80 444	95 000
Outstanding shares	5 836 236	7 555 000
Weighted average number of shares	5 845 958	7 572 306

[1] In consideration of the corresponding number of issued shares, based on the capital increases which have taken place in 2001
[2] Registered shares with a nominal value of CHF 100 each
[3] Based on weighted average number of shares
[4] Basis: Net income before net changes in fair value of own real estate investments and those of associated companies, before realised income on property sales and all related taxes

Share capital at 30 June 2002

Share capital	CHF	765 000 000,	divided into	7 650 000	registered shares with a nominal value of CHF 100 each
Authorised share capital	CHF	76 668 000,	divided into	766 680	registered shares with a nominal value of CHF 100 each
Conditional share capital	CHF	50 000 000,	divided into	500 000	registered shares with a nominal value of CHF 100 each

PSP Swiss Property Group Real Estate Portfolio
Key Financial Figures by Area

Areas	Land area m²	Office area m²	Retail area m²
(at 30 June 2002)			
Zurich	114 258	189 258	15 893
Geneva	12 791	39 172	5 380
Lausanne, Basel and Berne	38 117	75 234	19 760
Other locations	124 692	120 905	19 457
Objects in construction	17 595	25 793	0
Overall total portfolio	**307 453**	**450 362**	**60 490**

Areas	Number of properties	Rental income	Operating expenses	Maintenance and renovation	Net rental income	In % of total
(in CHF 1 000, for six months at 30 June)						
Zurich						
2002	47	32 711	1 963	792	29 956	49.7%
2001	46	24 872	1 794	1 418	21 660	47.5%
Geneva						
2002	14	8 609	868	453	7 288	12.1%
2001	14	8 015	917	1 039	6 060	13.3%
Lausanne, Basel and Berne						
2002	21	12 481	1 529	473	10 479	17.4%
2001	21	9 125	577	663	7 884	17.3%
Other locations						
2002	36	15 505	2 031	778	12 696	21.0%
2001	39	12 529	1 521	985	10 024	22.0%
Objects in construction						
2002	2	n.a.	121	n.a.	-121	-0.2%
2001[8]	3	n.a.	n.a.	n.a.	n.a.	n.a.
Overall total portfolio						
2002	**120**	**69 306**	**6 511**	**2 497**	**60 298**	**100.0%**
2001	**123**	**54 541**	**4 808**	**4 105**	**45 627**	**100.0%**

[1] Gross potential income corresponds to the achievable annual rent before vacancy at 30 June, based on the existing lease agreements
[2] Potential market rent corresponds to the market rent as determined by CB Richard Ellis
[3] Open market value estimated by CB Richard Ellis resp. cost value as per reporting date for objects in construction
[4] Annualised rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties

Residential area m²	Other area m²	Total rentable area m²	Parking spaces
2 172	15 358	222 681	2 089
252	1 018	45 822	362
1 158	12 769	108 921	733
2 168	43 110	185 640	2 044
0	7 393	33 186	474
5 750	**79 648**	**596 250**	**5 702**

Gross potential income[1]	Potential market rent[2]	Market value properties[3]	In % of total	Implied yield gross[4]	Implied yield net[5]	Vacancy rate[6,7]	Vacancy m²[6]
67 655	68 498	1 114 992	47.4%	5.9%	5.4%	1.7%	5 345
62 610	58 894	1 059 764	50.1%	5.9%	5.2%	2.1%	n.a.
17 928	18 793	290 545	12.4%	6.0%	5.1%	4.7%	2 202
17 344	18 300	272 158	12.9%	6.2%	4.7%	1.3%	n.a.
25 140	26 211	389 873	16.6%	6.4%	5.4%	1.5%	4 528
21 472	22 921	331 442	15.7%	6.2%	5.3%	2.1%	n.a.
33 773	34 317	450 858	19.2%	6.9%	5.7%	7.9%	18 486
32 061	38 613	421 210	19.9%	7.2%	5.8%	10.4%	n.a.
n.a.	n.a.	104 011	4.4%	n.a.	n.a.	n.a.	n.a.
n.a.	n.a.	30 172	1.4%	n.a.	n.a.	n.a.	n.a.
144 496	**147 819**	**2 350 279**	**100.0%**	**6.2%**	**5.4%**	**3.5%**	**30 561**
133 487	**138 728**	**2 114 746**	**100.0%**	**6.3%**	**5.2%**	**4.0%**	**n.a.**

[5] Annualised net rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties
[6] As per reporting date
[7] In % of gross potential income

Acquisitions Completed and Newly Started Objects in Construction in the First Half of 2002

Location, address	Land area m²	Office area m²	Retail area m²	Residentail area m²	Other area m²	Total rentable area m²
(at 30 June 2002)						
Zurich area						
Rüschlikon, Moosstr. 2	6 798	5 230	0	0	3 608	8 838
Objects in construction						
Petit-Lancy, Av. des Morgines 8-10	7 816	11 350	0	0	5 540	16 890
Overall total portfolio	**14 614**	**16 580**	**0**	**0**	**9 148**	**25 728**

[1] As per reporting date, in % of gross potential income
[2] Annualised net rental income divided by purchase price
[3] Year of last overall renovation

Agenda
Publication of 2002 financial figures
4 March 2003

Annual General Meeting 2003
8 April 2003, Kongresshaus Zurich

Trading on the Stock Exchange, Trade Symbols
SWX Swiss Exchange:
Symbol PSPN, Security number 1042810
Reuters: PSPZn.S

Investor Relations
Vasco Cecchini, Phone +41 (0)1 625 57 23
E-mail investor.relations@psp.info

Tax representation in Germany
Repräsentantengesellschaft für Auslandfonds mbH
Ganghofstrasse 33
DE-80339 München

Imprint

Concept, Layout: Glutz AG, Basel
Photos: Christoph Kern, Basel
Printing: Druckerei Kyburz AG, Dielsdorf

August 2002

Swiss Property

PSP Swiss Property Ltd
Kolinplatz 2
6300 Zug
www.psp.info

02 AUG 30

PSP Swiss Property AG

Halbjahresbericht 2002



Inhalt

Übersicht und Berichte





PSP Swiss Property Group	1. Januar bis 30. Juni 2001	1. Januar bis 30. Juni 2002
Finanzielle Kennzahlen (in CHF 1 000)		
Liegenschaftenertrag	54 541	69 306
Bewertungsdifferenzen der Liegenschaften	98 232	1 550
Dienstleistungsertrag	16 838	15 860
EBITDA[1]	44 797	64 340
Reingewinn	99 358	41 278
Geldfluss aus Betriebstätigkeit	39 871	65 432
Bilanzsumme	2 179 504	2 462 934
Liegenschaftenwert	2 114 746	2 350 279
Eigenkapital	1 073 063	1 430 917
Eigenkapital in % des Anlagevermögens	50.3%	59.1%
Eigenkapital-Rendite[2]	19.2%	5.7%
Betriebliche Kennzahlen		
Anzahl Immobilien	123	120
Brutto-Rendite	6.3%	6.2%
Netto-Rendite	5.2%	5.4%
Leerstandsquote	4.0%	3.5%
Personalbestand	174	183
Kennzahlen pro Aktie (in CHF)		
Gewinn pro Aktie (EPS)[3]	17.00	5.45
Gewinn pro Aktie ohne Liegenschaftengewinne[3,4]	4.28	5.30
Geldfluss aus Betriebstätigkeit pro Aktie[3]	6.82	8.64
Eigenkapital pro Aktie (NAV)	183.86	189.40
Eigenkapital pro Aktie vor latenten Steuern	191.81	196.88
Aktienkurs (Höchst/Tiefst)	157.25/148.00	159.50/146.00

[1] Vor Bewertungsdifferenzen der Liegenschaften
[2] Annualisierter Reingewinn im Verhältnis zum gewichteten Eigenkapital
[3] Bezogen auf durchschnittlich gewichtete Anzahl Aktien
[4] Basis: Reingewinn ohne Bewertungsdifferenzen der eigenen Liegenschaften und derjenigen der assoziierten Unternehmen, ohne realisierten Erfolg aus Liegenschaftenverkäufen sowie dem damit verbundenen Steueraufwand

Positive operative Ergebnisse. Immobilienwerte dank hoher Qualität stabil.

Steigerung des Liegenschaftenertrags. Geringe Marktwertzunahme des Immobilienportfolios in abgeschwächtem Wirtschaftsumfeld.
Der Liegenschaftenertrag ist in der Berichtsperiode gegenüber der Vergleichsperiode im Vorjahr um CHF 14.8 Mio. oder 27.1% auf CHF 69.3 Mio. gestiegen, was vor allem auf das durch Akquisitionen im vergangenen Jahr vergrösserte Portfolio zurückzuführen ist. Der Dienstleistungsertrag fiel mit CHF 15.9 Mio. leicht unter Vorjahresniveau. Der konsolidierte Betriebsertrag betrug CHF 88.7 Mio., einschliesslich CHF 1.6 Mio. Marktwerterhöhung der Liegenschaften und CHF 1.9 Mio. Erfolg aus der WTF-Beteiligung. Der konsolidierte EBITDA (vor Bewertungsdifferenzen der Liegenschaften) erhöhte sich um CHF 19.5 Mio. oder 43.6% auf CHF 64.3 Mio.

Der konsolidierte Betriebsertrag verringerte sich im Vergleich zum ersten Halbjahr 2001 um 47.7%: Dem Aufwertungsgewinn von CHF 1.6 Mio. im ersten Halbjahr 2002 stand im Vorjahr ein ausserordentlich hoher akquisitionsbedingter Aufwertungsgewinn von CHF 98.2 Mio. gegenüber. Der konsolidierte Betriebsaufwand sank um CHF 3.8 Mio. oder 14.0% auf CHF 23.1 Mio. Die Einsparungen beruhen auf tieferen Aufwendungen für Unterhalt und Renovationen der Liegenschaften um CHF 1.6 Mio. sowie auf weniger Honoraren an Dritte um CHF 2.3 Mio. Die Ausgaben für Unterhalt und Renovationen waren im ersten Halbjahr 2002 ausserordentlich tief, dürften sich für das ganze Jahr aber wieder normalisieren. Der Rückgang der Honoraraufwendungen ist darauf zurückzuführen, dass im Vorjahr im Rahmen der Portfolioakquisitionen vermehrt externe Dienstleistungen in Anspruch genommen werden mussten. Diese Veränderungen von Erträgen und Aufwendungen ergaben einen um CHF 77.2 Mio. oder 54.1% tieferen Betriebserfolg vor Finanzierungsaufwand von CHF 65.5 Mio. Während der Finanzierungsaufwand mit CHF 15.6 Mio. praktisch dem Wert der Vorjahresperiode entsprach, sank der Steueraufwand um CHF 19.5 Mio. oder 69.3%. Dieser Rückgang ist vollumfänglich auf den Wegfall der hohen Bewertungsgewinne zurückzuführen, da dementsprechend keine latenten Steuern anfielen. Der Reingewinn sank um CHF 58.1 Mio. oder 58.5% auf CHF 41.3 Mio.

Der Gewinn pro Aktie ohne Liegenschaftengewinne stieg gegenüber dem ersten Halbjahr 2001 erfreulicherweise von CHF 4.28 um 23.8% auf CHF 5.30 (und zwar – aufgrund der im Jahr 2001 erfolgten Kapitalerhöhungen – bei einer höheren Anzahl durchschnittlich gewichteter Aktien). Vor allem aufgrund des erwähnten markanten Rückgangs der Bewertungsdifferenzen ist der Gewinn pro Aktie von CHF 17.00 auf CHF 5.45 gesunken.

Mitte 2002 betrug der innere Wert der Aktie CHF 189.40 (bei 7 555 000 ausstehenden Aktien) gegenüber CHF 188.96 Ende 2001 (7 625 000 ausstehende Aktien) und CHF 183.86 Mitte 2001 (5 836 236 ausstehende Aktien).

Weiterer Ausbau des *Liegenschaftenportfolios*

In der Berichtsperiode baute PSP Swiss Property ihr Liegenschaftenportfolio weiter aus. Dazugekommen sind das im Februar 2002 gestartete Bauprojekt Lancy-Office-Center in Genf, ein attraktives Einzelobjekt in Rüschlikon und die planmässige Realisierung des Bauprojekts SWING2/5 in Wallisellen. Die Investitionssumme für die drei Objekte betrug CHF 81.4 Mio. Ferner nahmen wir an diversen Immobilien des bestehenden Portfolios wertvermehrende Investitionen für CHF 2.9 Mio. vor. Mitte 2002 umfasst das Immobilienportfolio von PSP Swiss Property 120 Objekte. Wertmässig liegen sie zu 81% in unseren Zielregionen Zürich, Genf, Lausanne, Basel und Bern. Nach der Marktwertanpassung von CHF 1.6 Mio. betrug der Marktwert des Portfolios Mitte 2002 CHF 2 350.3 Mio. Die Leerstände auf dem Portfolio von PSP Swiss Property sanken von 3.8% Ende 2001 auf 3.5% Mitte 2002, da wir vor allem weitere Flächen aus den von Swisscom im Vorjahr erworbenen Liegenschaften vermieten konnten.

Das Marktumfeld für Immobilien von *PSP Swiss Property*

Der Geschäftsimmobilienmarkt in den Zielmärkten von PSP Swiss Property hat bisher trotz abgeschwächter Wirtschaftslage nicht negativ reagiert, obwohl bei den regionalen Märkten stark differenziert werden muss. An den Topstandorten der Zentren von Zürich und Genf ist eine moderate Nachfrage zu verzeichnen. Die letztjährigen Spitzenpreise werden zwar nicht mehr erreicht, doch konnten wir unsere Neuvermietungen teilweise

über den Marktannahmen abschliessen. Demzufolge gibt es in diesen Märkten auch keine erhöhten Leerstände. Hingegen sind in den angebotsseitig stark wachsenden Märkten Zürich-West und Zürich-Nord im Einzelfall leicht sinkende Mietpreise feststellbar, da die Nachfrage die auf den Markt kommenden Flächen nicht vollständig absorbiert. Deshalb wurden einige bereits bewilligte Bauprojekte zurückgestellt. Trotzdem dürften sich die neu auf den Markt kommenden Flächen vermieten lassen, weil mehr und mehr kommerzielle Nutzer aus den Randregionen zuziehen. Andere wichtige Märkte wie Lausanne, Basel und Bern stagnieren seit geraumer Zeit.

Ausblick 2002

PSP Swiss Property ist zuversichtlich, die operative Ertragslage trotz der erschwerten Marktgegebenheiten weiterhin zu stärken, da sich unser Immobilienportfolio durch sehr gute Standort- und Gebäudequalität auszeichnet. Für das laufende Jahr rechnen wir weiterhin mit einem konsolidierten EBITDA (vor Bewertungsdifferenzen der Liegenschaften und vor Erfolg aus der WTF-Beteiligung) von rund CHF 120 Mio. Aus der Neubewertung der Liegenschaften Ende 2002 erwarten wir eine Zunahme von rund CHF 5 bis 20 Mio. Die Schätzung des Erfolgs aus der Beteiligung an der WTF beläuft sich auf CHF 5 Mio.

Bericht
zum ersten Halbjahr 2002



Segment Immobilienanlagen: Steigender Liegenschaftenertrag und stabile Immobilienwerte.

Geschäftsverlauf

Gegenüber dem ersten Halbjahr 2001 ist der Liegenschaftenertrag um CHF 14.8 Mio. oder 27.1% auf CHF 69.3 Mio. angestiegen. Der Hauptgrund liegt in der Akquisition des Swisscom-Portfolios im vergangenen Jahr: Da die Nutzung per 1. April 2001 begann, generierte sie im ersten Halbjahr 2001 nur während drei Monaten Erträge. Aus der Immobilienbewertung Ende Juni 2002 ergab sich – immer im Vergleich zur Periode im Vorjahr – eine tiefere Wertzunahme des Portfolios von CHF 1.6 Mio. Das schwache Wirtschaftswachstum seit Herbst 2001 lässt den Immobilienmarkt stagnieren und ermöglicht nur geringe Wertsteigerungen. Die ausserordentlich hohe Bewertungsdifferenz von CHF 98.2 Mio. in der Vorjahresperiode ergab sich aus den grossen Portfolioakquisitionen. Die Beteiligung an WTF brachte einen Erfolg von CHF 1.9 Mio. Der direkte Liegenschaftenaufwand, bestehend aus Betriebsaufwand sowie Unterhalts- und Renovationsaufwand, nahm um 1.1% auf CHF 9.0 Mio. leicht zu. Während das grössere Immobilienportfolio den Betriebsaufwand um CHF 1.7 Mio. auf CHF 6.5 Mio. steigen liess, sank der Aufwand für Unterhalt und Renovationen um CHF 1.6 Mio. auf ein ausserordentlich tiefes Niveau von CHF 2.5 Mio. Im Verhältnis zum Liegenschaftenertrag sank dadurch der direkte Liegenschaftenaufwand von 16.3% auf 13.0%. Der allgemeine Aufwand ist vor allem wegen des tieferen Personalaufwands um 17.1% auf CHF 2.5 Mio. gesunken. Die erwähnten Veränderungen sorgten für einen um 56.5% tieferen Betriebserfolg vor Finanzierungsaufwand von CHF 61.3 Mio. Mit CHF 16.0 Mio. entsprach der Finanzierungsaufwand praktisch dem Vorjahreswert, während der Steueraufwand mit CHF 7.6 Mio. gegenüber dem ersten Halbjahr 2001 um CHF 20.0 Mio. oder 72.4% tiefer ausfiel. Der Rückgang ergibt sich vollumfänglich aus dem Wegfall der hohen Bewertungsgewinne, da dementsprechend keine latenten Steuern anfielen. Der Reingewinn sank um CHF 60.0 Mio. oder 61.4% auf CHF 37.7 Mio. Der Reingewinn ohne Liegenschaftengewinne ist mit CHF 36.6 Mio. gegenüber der Vorjahresperiode um CHF 13.2 Mio. oder 56.5% höher ausgefallen.

Nettosollmiete nach Regionen



Übrige Standorte 23%
Zürich 48%
Genf 12%
Lausanne, Basel und Bern 17%

Nettosollmiete nach Nutzungsart



Parking 6%
Übrige 6%
Büro 73%
Verkauf 15%

Leerstandsquoten nach Regionen
in % per Stichtag Ende Monat


12%
10%
8%
6%
4%
2%
0%
Juni 2002
Dezember 2001
Juni 2001
Dezember 2000
Juni 2000
Zürich
Genf
Lausanne, Basel und Bern
Übrige Standorte
Gesamt

Nettomiete nach Mieterart


Technologie 8%
Öffentliche Hand 6%
Übrige 13%
Finanzdienst-leistungen 27%
Telekommuni-kation 19%
Verkauf 16%
Dienstleistungen 11%

Weiterer Ausbau des Liegenschaftenportfolios

Im ersten Halbjahr 2002 hat PSP Swiss Property ihr Liegenschaftenportfolio weiter ausgebaut: durch ein neues Bauobjekt in Genf, die Akquisition eines attraktiven Einzelobjekts in Rüschlikon und die planmässige Realisierung des bestehenden Bauprojekts SWING2/5 in Wallisellen. Die Investitionssumme für die drei Objekte beträgt in der Berichtsperiode CHF 81.4 Mio. Dazu kommen wertvermehrende Investitionen von CHF 2.9 Mio. an diversen Immobilien des bestehenden Portfolios. Nach der Marktwertanpassung von CHF 1.6 Mio. beträgt der Marktwert des Portfolios per Mitte 2002 CHF 2 350.3 Mio. Mitte 2002 umfasst das Immobilienportfolio von PSP Swiss Property 120 Objekte. Wertmässig liegen sie zu 81% in den Zielregionen Zürich, Genf, Lausanne, Basel und Bern. Die Leerstände auf dem Portfolio von

PSP Swiss Property sanken von 3.8% Ende 2001 auf 3.5% Mitte 2002. Vor allem, weil wir weitere Flächen aus früheren Swisscom-Liegenschaften vermieten konnten. Besonders erfreulich ist die Vermietung von rund 7 700 m^2 an der Lagerstrasse 4 in Gossau SG.

Im Februar 2002 begannen wir mit dem Neubau des Lancy-Office-Center in Genf mit einer Investitionssumme von CHF 96.7 Mio. Nach einem problemlosen Abbruch ist der im April begonnene Baugrubenaushub bereits beendet. Seit Juli wird am Rohbau gearbeitet. Das moderne Bürohaus umfasst 16 890 m^2 vermietbare Fläche und 194 Parkplätze. Nach der Fertigstellung im Frühjahr 2004 übergeben wir es der erstklassigen Alleinmieterin, der Privatbank Lombard Odier Darier Hentsch & Cie. Anfang Juni 2002 übernahmen wir in Rüschlikon ein vollvermietetes Geschäftshaus mit 8 838 m^2 vermietbarer Fläche und 111 Parkplätzen. Detaillierte Angaben zur Liegenschaft und zum Bauprojekt sind auf den Seiten 30 und 31 tabellarisch enthalten.

In der Gesamtüberbauung des Businessparks SWING in Wallisellen führen wir das Bauprojekt SWING2/5 planmässig weiter. Nach einem Baubeginn im Juni 2001 sind der Rohbau und die Fassade des Innenhofs von SWING5 (Richtistrasse 7) bereits fertiggestellt. Zur Zeit werden die Aussenfassade hochgezogen, der Innenausbau fortgeführt sowie die technischen Anlagen installiert. Beim Gebäude SWING2 (Richtistrasse 5) ist der Rohbau ebenfalls abgeschlossen. Unterdessen werden die Innen- und Aussenfassaden erstellt und die technischen Anlagen installiert. Seit kurzem ist der Innenausbau im Gang. SWING2/5 umfasst eine Mietfläche von 16 296 m^2, 252 Garagenparkplätze und 28 Aussenparkplätze. Die Investitionssumme für beide Liegenschaften beträgt CHF 103.9 Mio. Auf die Fertigstellung im ersten Quartal 2003 hin verhandeln wir mit einzelnen Mietinteressenten. PSP Swiss Property ist überzeugt, die Objekte im Jahr 2003 zum grössten Teil zu vermieten.

Nettomiete nach grössten Mietern


Übrige 46%
Swisscom 19%
Zurich Financial Services Group 12%
Migros 5%
UBS 4%
Credit Suisse 3%
Nächste fünf grösste Mieter 11%

Fälligkeitsprofil Mietverträge
Nettomiete in %


25%
20%
15%
10%
5%
0%
6
3
9
5
8
18
11
3
4
7
2
24
2002 03 04 05 06 07 08 09 10 11 12+
Unbefristete, jederzeit kündbare Verträge

Das Ende Juni 2001 akquirierte Bürogebäude an der Förrlibuckstrasse 10 in Zürich-West wurde ab Juli 2002 vom bisherigen Mieter geräumt. Gleichzeitig setzten unsere Renovationsarbeiten ein. Die Investitionssumme für die umfassende Innen- und Aussensanierung beträgt CHF 12.8 Mio. Ziel ist es, das Wertsteigerungspotenzial auszuschöpfen und dem neuen Mieter auf Januar 2003 helle, effizient nutzbare Räumlichkeiten anzubieten. Mit ersten Interessenten sind wir bereits in Verhandlung. Es stehen ihnen auf sieben Geschossen rund 7 500 m² Fläche für eine flexible Bürogestaltung zur Verfügung.

Im Rahmen unserer Akquisitionsbemühungen überprüften wir im ersten Halbjahr 2002 zahlreiche Einzelobjekte und einzelne Immobilienportfolios. Viele Investitionsmöglichkeiten verfolgten wir aufgrund ungenügender Profitabilität und Qualität nicht weiter. Im Rahmen der Desinvestitionsstrategie verhandeln wir auch über Verkäufe einzelner Objekte. Abschlüsse sind in der zweiten Jahreshälfte 2002 zu erwarten.

20%-Beteiligung WTF Holdings Ltd

In der Berichtsperiode resultierte für PSP Swiss Property auf dem 20-prozentigen Anteil an der WTF ein Beteiligungserfolg von CHF 1.9 Mio. Die operativen Bewirtschaftungstätigkeiten setzten wir im ersten Halbjahr 2002 planmässig um. Die Leerstandsquote von 12.8% per Ende 2001 ist auf 13.1% per Mitte 2002 leicht angestiegen.

Ausblick 2002

Trotz einer moderaten Wirtschaftsentwicklung und einem zunehmenden Geschäftsflächenangebot sind wir zuversichtlich, weiteres Potenzial auszuschöpfen, um die Erträge und die Wertentwicklung unserer Anlagen zu steigern. Dank der sehr guten Qualität der Liegenschaften in unseren Zielregionen stellen wir weder bei Mieterneuerungen noch bei Neuvermietungen Druck auf die Mietzinsen fest. Wir erwarten, die Leerstandsquote Ende 2002 gegen 3% zu senken. Für das Segment Immobilienanlagen rechnen wir im laufenden Jahr weiterhin mit einem EBITDA (ohne Bewertungsdifferenzen der Liegenschaften und ohne Erfolg aus der WTF-Beteiligung) von rund CHF 110 Mio. Aus der Neubewertung der Liegenschaften Ende 2002 sollte eine Zunahme von rund CHF 5 bis 20 Mio. resultieren. Die Schätzung des Erfolgs aus der WTF-Beteiligung beträgt CHF 5 Mio.

Segment Immobiliendienstleistungen: Weiterhin hoch profitabel.

Geschäftsverlauf

Der Dienstleistungsertrag stieg gegenüber der Vorjahresperiode von CHF 18.8 Mio. um 1.3% auf CHF 19.0 Mio. Hauptgrund für den Zuwachs sind die von PSP Real Estate AG im Jahr 2001 erworbenen Liegenschaften und das am 1. Juli 2001 übernommene WTF-Bewirtschaftungsmandat. In den ersten sechs Monaten des laufenden Jahrs sank der Betriebsaufwand von CHF 16.9 Mio. auf CHF 14.8 Mio. Dabei stieg der Personalaufwand um 1.5% auf CHF 10.1 Mio.: Vor allem, weil wir am 1. Juli 2001 in Bern eine Geschäftsstelle eröffnet hatten und seit März 2002 den neuen Bereich Asset Management aufbauen. Die Honorarzahlungen an Dritte nahmen um CHF 2.3 Mio. auf CHF 0.7 Mio. stark ab, da wir in der Vorjahresperiode für die Prüfung der Portfolioakquisitionen noch vermehrt externe Dienstleistungen in Anspruch nehmen mussten. Der Betriebserfolg vor Steuern erhöhte sich um 110.8% auf CHF 4.6 Mio., während der Reingewinn mit CHF 3.6 Mio. 116.3% höher ausfiel.

Geschäftstätigkeiten

In der Immobilienbewirtschaftung lag der Schwerpunkt auf den von PSP Real Estate AG und WTF akquirierten Swisscom-Portfolios. Im Vordergrund standen vor allem Flächen-Audits und Vertragsanpassungen. Dazu kam die Pflege sämtlicher Bewirtschaftungsdaten, die letztlich einem erfolgreichen Immobilien-MIS zu Grunde liegen.
Die Vermarktung unserer Bürohäuser SWING5 (Richtistrasse 7, Wallisellen) und SWING2 (Richtistrasse 5, Wallisellen) auf Frühjahr 2003 führten wir weiter. Gleichzeitig begannen wir mit der Vermarktung unserer Renovationsliegenschaft an der Förrlibuckstrasse 10 in Zürich-West auf Januar 2003. Die Leerstandsquote des gesamten bewirtschafteten Portfolios, einschliesslich Drittkunden, betrug Mitte 2002 3.9%, verglichen mit 4.1% Ende 2001.

Dienstleistungsertrag nach Kunden



CS Asset Management 10%
Übrige 10%
Zurich Financial Services Group 35%
PSP Real Estate AG 28%
WTF 17%

Die Konkurrenzsituation bei Bauprojektarbeiten hat PSP Swiss Property bewogen, ihre Baudienstleistungen auf Bautreuhandmandate zu konzentrieren. Mit unserem Know-how beschränken wir uns in Zukunft auf das Angebot von anspruchsvollen Dienstleistungen an unsere Kunden. Dabei offerieren wir sämtliche Leistungen zur treuhänderischen Überwachung und zur Sicherstellung der Abwicklung von Bauprojekten im Auftrag des Eigentümers. Als Konsequenz bauen wir die bisherigen Baumanagementdienstleistungen ab, soweit sie direkte Projektarbeiten einschliessen, oder gliedern sie aus. Damit sinken Personalbestand und Honorarvolumen. Die internen Strukturanpassungen nahmen wir bereits an die Hand. In der Berichtsperiode schlossen wir 39 neue Baumanagement- und Bauherren-Vertretungsmandate ab, davon 15 für eigene Liegenschaften. Die gesamte Bausumme aller neuen Projekte beträgt CHF 30.0 Mio. Davon entfallen CHF 21.1 Mio. auf eigene Liegenschaften. Das grösste Projekt ist die Renovation an der Förrlibuckstrasse 10 in Zürich-West mit einer Bausumme von CHF 12.8 Mio. SWING2/5 in Wallisellen und das Lancy-Office-Center in Genf betreuen wir als Bautreuhandmandate.

Asset Management als künftiger Werttreiber planmässig im Aufbau

Seit März 2002 bauen wir den neuen Bereich Asset Management auf. Er dient der Wertoptimierung des eigenen Immobilienportfolios durch eine gezieltere Kauf- und Verkaufsstrategie. Je nach Marktfähigkeit und Nachfrage unserer institutionellen Kundschaft bieten wir diese Dienstleistung später auch Dritten an. Das Asset Management wird sich zur Auswertung verschiedenster Szenarien und Sensitivitäten auf ein selbst entwickeltes Bewertungs- und Simulationsmodell stützen. Dahinter steht der Grundsatz, die spezifischen wirtschaftlichen Eigenschaften jeder Immobilie in einer Bottom-up-Betrachtung zu berücksichtigen. Die optimale Portfoliostruktur ergibt sich aus einer integrierten Analyse von verschiedenen externen und internen Elementen. Die regelmässige Beurteilung der Sensitivitäten bezüglich Marktparameter und verschiedenen Risikofaktoren weist dem Asset Management gleichzeitig eine strategische Funktion im Risikomanagement zu. Die Entwicklung des Asset-Management-Modells bildet für PSP Swiss Property eine wertvolle Grundlage für das Bilanzmanagement sowie für die Cash-flow- und Ergebnisplanung.

Ausblick 2002

PSP Swiss Property setzt weiterhin auf den qualitativen und quantitativen Ausbau ihrer Dienstleistungen im Immobilienbereich. Mittelfristig wollen wir die Kundenbasis im Bereich der Immobilienbewirtschaftung auf ein bewirtschaftetes Volumen von rund CHF 14 Mrd. ausdehnen. Bei den Baudienstleistungen übernehmen wir inskünftig ausschliesslich Bautreuhandmandate für das eigene Portfolio und für Kundenportfolios von PSP Management AG.

Zur effizienten Abwicklung des ständig wachsenden Transaktionsvolumens von Immobilienkäufen und -verkäufen haben wir eine eigene Handelseinheit aufgebaut. Sie ist gegenwärtig für PSP Real Estate AG und für die WTF-Gruppe tätig.



Dr. Günther Gose

Fritz Jörg

Gemäss der prognostizierten Wirtschaftsentwicklung erwarten wir im Jahr 2003 eine leicht stärkere Nachfrage nach Geschäftsräumlichkeiten, was den weiteren Abbau von Leerständen ermöglichen kann. Die weiterhin starke Nachfrage nach Wohnraum in den Wirtschaftszentren, hauptsächlich in Zürich und Genf, dürfte sich auf die Leerstandsquote der Kundenportfolios günstig auswirken. Für das laufende Jahr erwarten wir weiterhin einen Dienstleistungsertrag von rund CHF 41 Mio. Das entspricht etwa dem Vorjahresertrag. Der EBITDA, welcher wesentlich durch die Erfolge aus den Kauf- und Verkaufstätigkeiten geprägt sein wird, dürfte rund CHF 10 Mio. ausmachen.

Dr. Günther Gose
Präsident des Verwaltungsrats

Fritz Jörg
Delegierter des Verwaltungsrats
und Chief Executive Officer

15. August 2002

Finanzielle Berichterstattung
PSP Swiss Property Group zum ersten Halbjahr 2002



PSP Swiss Property Group
Konsolidierte Erfolgsrechnung

(in CHF 1 000)	1. Januar bis 30. Juni 2001			1. Januar bis 30. Juni 2002		
	Immobilien-anlagen	**Immobilien-dienst-leistungen**	**Total Gruppe**	**Immobilien-anlagen**	**Immobilien-dienst-leistungen**	**Total Gruppe**
Betriebsertrag						
Liegenschaftenertrag	54 541		54 541	69 306		69 306
Bewertungsdifferenzen der Liegenschaften	98 232		98 232	1 550		1 550
Erfolg aus Anteilen assoziierter Unternehmen	0		0	1 940		1 940
Dienstleistungsertrag		18 754	16 838		19 003	15 860
Total Betriebsertrag	**152 773**	**18 754**	**169 611**	**72 796**	**19 003**	**88 656**
Betriebsaufwand						
Betriebsaufwand Liegenschaften	-4 808		-2 974	-6 511		-3 733
Unterhalt und Renovationen Liegenschaften	-4 105		-4 023	-2 497		-2 392
Personalaufwand	-1 750	-9 993	-11 743	-1 374	-10 141	-11 515
Honorare an Dritte		-2 954	-2 954		-653	-653
Betriebs- und Verwaltungsaufwand	-1 244	-3 644	-4 888	-1 108	-3 625	-4 473
Abschreibungen Sachanlagen		-332	-332		-369	-369
Total Betriebsaufwand	**-11 907**	**-16 923**	**-26 914**	**-11 490**	**-14 788**	**-23 135**
Betriebserfolg vor Finanzierungsaufwand	**140 866**	**1 831**	**142 697**	**61 306**	**4 215**	**65 521**
Finanzierungsaufwand netto	-15 539	335	-15 204	-15 956	351	-15 605
Betriebserfolg vor Steuern	**125 327**	**2 166**	**127 493**	**45 350**	**4 566**	**49 916**
Steueraufwand	-27 610	-525	-28 135	-7 622	-1 016	-8 638
Reingewinn	**97 717**	**1 641**	**99 358**	**37 728**	**3 550**	**41 278**
Reingewinn ohne Liegenschaftengewinne[1]	23 375	1 641	25 016	36 592	3 550	40 142
Gewinn pro Aktie in CHF[2]			17.00			5.45

[1] Reingewinn ohne Bewertungsdifferenzen der eigenen Liegenschaften und derjenigen der assoziierten Unternehmen, ohne realisierten Erfolg aus Liegenschaftenverkäufen sowie dem damit verbundenen Steueraufwand

[2] Da in der Berichtsperiode kein Verwässerungseffekt eingetreten ist, wird kein verwässerter Gewinn pro Aktie ausgewiesen

Konsolidierte Bilanz

(in CHF 1'000)	31. Dezember 2001	30. Juni 2002
Aktiven		
Liegenschaften	2 264 486	2 350 279
Anteile an assoziierten Unternehmen	53 733	55 673
Nachrangiges Darlehen an assoziierte Unternehmen	12 620	8 270
Sachanlagen	3 308	3 419
Latente Steuerguthaben	1 017	1 959
Total Anlagevermögen	**2 335 164**	**2 419 600**
Forderungen	19 504	9 075
Andere Aktiven	891	447
Wertschriften	7 101	0
Flüssige Mittel	33 308	33 812
Total Umlaufvermögen	**60 804**	**43 334**
Total Aktiven	**2 395 968**	**2 462 934**
Passiven		
Total Eigenkapital	**1 440 783**	**1 430 917**
Langfristige Finanzschulden	275 000	279 500
Anleihen	150 455	150 406
Latente Steuerverpflichtungen	57 944	58 443
Total langfristiges Fremdkapital	**483 399**	**488 349**
Verpflichtungen	22 283	38 754
Kurzfristige Finanzschulden	368 000	470 000
Anleihen	49 969	0
Andere Passiven	31 534	34 845
Bankschulden	0	69
Total kurzfristiges Fremdkapital	**471 786**	**543 668**
Total Passiven	**2 395 968**	**2 462 934**

PSP Swiss Property Group
Konsolidierte Geldflussrechnung (Kurzform)

(in CHF 1 000)	1. Januar bis 30. Juni 2001	1. Januar bis 30. Juni 2002
Geldfluss aus Betriebstätigkeit	39 871	65 432
Geldfluss aus Investitionstätigkeit	-537 082	-73 273
Geldfluss aus Finanzierungstätigkeit	505 072	8 275
Veränderung Flüssige Mittel	7 861	434

PSP Swiss Property Group
Konsolidierter Eigenkapitalnachweis

(in CHF 1 000)	2001	2002
Eigenkapital per 1. Januar	998 932	1 440 783
Dividendenausschüttung	-23 385	-37 775
Bewertung Zinsabsicherungen	-299	-2 956
Eigene Aktien	-1 543	-10 414
Reingewinn	99 358	41 279
Eigenkapital per 30. Juni	**1 073 063**	**1 430 917**

Anhang zum ungeprüften konsolidierten Halbjahresabschluss per 30. Juni 2002

Grundlagen der Rechnungslegung

Der ungeprüfte konsolidierte Halbjahresabschluss basiert auf den nach einheitlichen Richtlinien erstellten Einzelabschlüssen der 100-prozentigen Gruppengesellschaften per 30. Juni 2002 und wurde in Übereinstimmung mit dem International Accounting Standard (IAS) 34 – Interim Financial Reporting – erstellt. Der Halbjahresabschluss entspricht dem Schweizer Recht sowie den Vorschriften des Kotierungsreglements und des Zusatzreglements für die Kotierung von Immobiliengesellschaften der SWX Swiss Exchange, welches am 1. Mai 2001 in Kraft getreten ist. Für den vorliegenden Halbjahresabschluss wurden die gleichen Konsolidierungs- und Bewertungsgrundsätze angewendet, die im Geschäftsbericht 2001 erwähnt sind.

Konsolidierungskreis

Gesellschaft	Sitz	Aktienkapital	Beteiligungsquote	Konsolidierungsmethode
PSP Swiss Property AG	Zug, Schweiz	CHF 765 000 000	–	Voll
PSP Real Estate AG	Opfikon, Schweiz	CHF 230 000 000	100%	Voll
PSP Management AG	Opfikon, Schweiz	CHF 5 000 000	100%	Voll
PSP Finance Ltd	Jersey, Kanalinseln	CHF 807 896	100%	Voll

Die WTF Holdings (Switzerland) Ltd mit Sitz in Hamilton, Bermuda, an welcher die PSP Swiss Property AG mit 20% beteiligt ist, wurde nach der Equity-Methode erfasst.

Angaben zur Finanzierung

(in CHF 1 000)	**1. Januar bis 30. Juni 2001**	**1. Januar bis 30. Juni 2002**
Zinsertrag	-374	-658
Zinsertrag aus Darlehen an assoziierte Unternehmen	-214	-245
Zinsaufwand	15 623	16 526
Unrealisiertes Resultat aus Fair-Value-Absicherung	-55	-238
Amortisation Emissionskosten Anleihen	223	220
Total Finanzierungsaufwand netto	**15 204**	**15 605**
Langfristige Finanzschulden	190 000	279 500
Langfristige Anleihen	150 504	150 406
Kurzfristige Finanzschulden	610 000	470 000
Kurzfristige Anleihen	49 935	0
Kurzfristige Bankschulden	0	69
Total zinspflichtige Finanzpositionen per 30. Juni	**1 000 439**	**899 975**
davon fällig, mit ursprünglicher fixer Zinsbindung von über 1 Jahr:		
2002	49 935	0
2004	150 000	150 000
2006	250 504	250 406
2007+	0	54 500
Durchschnittlicher Fremdkapitalkosten-Satz für die Periode	4.33%	3.71%
Durchschnittlicher Fremdkapitalkosten-Satz per 30. Juni	4.09%	3.54%

Die lang- und kurzfristigen Finanzschulden bestehen aus ungesicherten Krediten, die bei verschiedenen Bankinstituten in Form von Vorschüssen oder Roll-over-Finanzierungen aufgenommen wurden. Langfristige Finanzschulden sind solche Kredite, die gemäss Kreditverträgen Laufzeiten von über einem Jahr aufweisen können, während kurzfristige Finanzschulden Laufzeiten von maximal einem Jahr aufweisen können. Kurzfristige Bankschulden sind stichtagsbezogene Kontokorrentpositionen. Nebst den Bankkrediten besteht per 30. Juni 2002 eine langfristige Finanzschuld von CHF 4.5 Mio. mit einer Drittpartei. Per 30. Juni 2002 bestehen keine Finanzverpflichtungen mit Amortisationspflicht.

Angaben zum Liegenschaftenwert

(in CHF 1 000)	Liegenschaften	Anlagen im Bau zu Anschaffungswerten	Total Liegenschaften[1]
Bilanzwert per 31. Dezember 2001	**2 219 736**	**44 750**	**2 264 486**
Käufe/Baukosten	22 094	59 261	81 355
Wertvermehrende Investitionen	2 887	0	2 887
Bewertungsdifferenzen der Liegenschaften	1 550	0	1 550
Bilanzwert per 30. Juni 2002	**2 246 268**	**104 011**	**2 350 279**

[1] Die PSP Swiss Property Group investiert ausschliesslich in die Anlagekategorie Geschäftsliegenschaften

Fälligkeitsprofil der Mietverträge per 30. Juni 2002

(in CHF 1 000)	Nettomiete[1]	In % vom Total
Unbefristete, jederzeit kündbare Verträge	8 707	6%
2002	4 003	3%
2003	12 041	9%
2004	7 010	5%
2005	11 471	8%
2006	24 942	18%
2007	14 897	11%
2008	4 495	3%
2009	5 295	4%
2010	9 302	7%
2011	2 996	2%
2012+	34 278	24%
Total	**139 437**	**100%**

[1] Die Nettomiete entspricht dem annualisierten Mietertrag aus allen Mietvereinbarungen per Stichtag 30. Juni 2002

Mieterstruktur per 30. Juni 2002

(in CHF 1 000)	Nettomiete[1]	In % vom Total
Swisscom	26 110	19%
Zurich Financial Services Group	16 094	12%
Migros	6 797	5%
UBS	5 682	4%
Credit Suisse	4 086	3%
Nächste fünf grösste Mieter	15 497	11%
Übrige	65 172	46%
Total	**139 437**	**100%**

[1] Die Nettomiete entspricht dem annualisierten Mietertrag aus allen Mietvereinbarungen per Stichtag 30. Juni 2002

Zusatzinformationen –

Die Aktie der PSP Swiss Property AG
Immobilienportfolio PSP Swiss Property Group



Die Aktie der PSP Swiss Property AG


165
160
155
150
145
140
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JUL AUG SEP OKT NOV DEZ JAN FEB MAR APR MAI JUN
— PSP Swiss Property
— Swiss ZKB Immobilien Fonds – Preisindex
— SWX IG Real Estate – Preisindex

Quelle: Datastream,
30. Juni 2001 bis 30. Juni 2002

Kursentwicklung/Aktienhandel

Im abgelaufenen Halbjahr hat sich die PSP-Swiss-Property-Aktie in einem schwierigen Börsenumfeld als Anlage mit einer guten Wertbeständigkeit erwiesen. Während der SPI (Swiss Performance Index) in der Berichtsperiode um 5.4% gefallen ist, hat sich der Kurs der PSP-Swiss-Property-Aktie bei CHF 152.00 gehalten. Der Discount des Börsenkurses gegenüber dem inneren Wert der Aktie (NAV; Net Asset Value) hat, verglichen mit Ende 2001, von 19.6% auf 19.7% leicht zugenommen. Es besteht weiterhin ein bedeutendes Kurssteigerungspotenzial. Die PSP-Swiss-Property-Aktie weist Wertbeständigkeit und Voraussehbarkeit der Erträge aus. Dies sind Eigenschaften, die für die Anleger verstärkt im Mittelpunkt stehen.

Im ersten Halbjahr 2002 betrug das durchschnittliche Tagesvolumen 6 491 Aktien im Wert von CHF 1.0 Mio., für das gesamte Vorjahr 12 311 Aktien durchschnittlich pro Tag im Wert von CHF 1.8 Mio.

Kennzahlen	**1. Januar bis 31. Dezember 2001**	**1. Januar bis 30. Juni 2002**
Aktienkurse (in CHF)		
Höchst	157.25	159.50
Tiefst	147.25	146.00
Periodenende	152.00	152.00

SWX Swiss Exchange: Symbol PSPN, Valor 1042810

Börsenkapitalisierung (in CHF Mio.)[1]		
Höchst	1 197.2	1 220.2
Tiefst	875.7	1 116.9
Periodenende	1 162.8	1 162.8

	1. Januar bis 30. Juni 2001	
Kennzahlen pro Aktie (in CHF)[2]		
Gewinn pro Aktie (EPS)[3]	17.00	5.45
Gewinn pro Aktie ohne Liegenschaftengewinne[3,4]	4.28	5.30
Geldfluss aus Betriebstätigkeit pro Aktie[3]	6.82	8.64
Eigenkapital pro Aktie (NAV)	183.86	189.40
Eigenkapital pro Aktie vor latenten Steuern	191.81	196.88
Anzahl Aktien		
Ausgegebene Aktien	5 916 680	7 650 000
Eigene Aktien	80 444	95 000
Ausstehende Aktien	5 836 236	7 555 000
Durchschnittlich gewichtete Anzahl Aktien	5 845 958	7 572 306

[1] Unter Berücksichtigung der entsprechenden Anzahl ausgegebener Aktien aufgrund der im Jahr 2001 erfolgten Kapitalerhöhungen
[2] Namenaktien mit einem Nominalwert von je CHF 100
[3] Bezogen auf durchschnittlich gewichtete Anzahl Aktien
[4] Basis: Reingewinn ohne Bewertungsdifferenzen der eigenen Liegenschaften und derjenigen der assoziierten Unternehmen, ohne realisierten Erfolg aus Liegenschaftenverkäufen sowie dem damit verbundenen Steueraufwand

Aktienkapital per 30. Juni 2002

Aktienkapital	CHF	765 000 000,	eingeteilt in	7 650 000	Namenaktien mit einem Nominalwert von je CHF 100
Genehmigtes Aktienkapital	CHF	76 668 000,	eingeteilt in	766 680	Namenaktien mit einem Nominalwert von je CHF 100

Immobilienportfolio PSP Swiss Property Group
Kennzahlen pro Region

Regionen	Grundstücksfläche in m²	Bürofläche in m²	Verkaufsfläche in m²
(per 30. Juni 2002)			
Zürich	114 258	189 258	15 893
Genf	12 791	39 172	5 380
Lausanne, Basel und Bern	38 117	75 234	19 760
Übrige Standorte	124 692	120 905	19 457
Bauobjekte	17 595	25 793	0
Gesamttotal Portfolio	**307 453**	**450 362**	**60 490**

Regionen	Anzahl Immobilien	Liegenschaftenertrag	Betriebsaufwand	Unterhalt und Renovationen	Liegenschaftenerfolg	In % vom Total
(in CHF 1 000, für sechs Monate per 30. Juni)						
Zürich						
2002	47	32 711	1 963	792	29 956	49.7%
2001	46	24 872	1 794	1 418	21 660	47.5%
Genf						
2002	14	8 609	868	453	7 288	12.1%
2001	14	8 015	917	1 039	6 060	13.3%
Lausanne, Basel und Bern						
2002	21	12 481	1 529	473	10 479	17.4%
2001	21	9 125	577	663	7 884	17.3%
Übrige Standorte						
2002	36	15 505	2 031	778	12 696	21.0%
2001	39	12 529	1 521	985	10 024	22.0%
Bauobjekte						
2002	2	n.a.	121	n.a.	-121	-0.2%
2001[8]	3	n.a.	n.a.	n.a.	n.a.	n.a.
Gesamttotal Portfolio						
2002	**120**	**69 306**	**6 511**	**2 497**	**60 298**	**100.0%**
2001	**123**	**54 541**	**4 808**	**4 105**	**45 627**	**100.0%**

[1] Die Nettosollmiete entspricht der jährlich erzielbaren Miete vor Abzug des Leerstands per 30. Juni, basierend auf den bestehenden Mietverhältnissen
[2] Die potenzielle Marktmiete entspricht der gemäss CB Richard Ellis festgelegten Marktmiete
[3] Durch CB Richard Ellis geschätzter Open Market Value der Immobilien bzw. Anschaffungswert per Stichtag bei Bauobjekten
[4] Annualisierter Liegenschaftenertrag im Verhältnis zum Marktwert Immobilien per Ende Vorjahr bzw. im Verhältnis zum Anschaffungswert für Neuakquisitionen

Wohnfläche in m²	Übrige Fläche in m²	Total vermietbare Fläche in m²	Anzahl Parkplätze
2 172	15 358	222 681	2 089
252	1 018	45 822	362
1 158	12 769	108 921	733
2 168	43 110	185 640	2 044
0	7 393	33 186	474
5 750	**79 648**	**596 250**	**5 702**

Nettosollmiete[1]	Potenzielle Marktmiete[2]	Marktwert Immobilien[3]	In % vom Total	Rendite brutto[4]	Rendite netto[5]	Leerstandsquote[6,7]	Leerstand in m²[6]
67 655	68 498	1 114 992	47.4%	5.9%	5.4%	1.7%	5 345
62 610	58 894	1 059 764	50.1%	5.9%	5.2%	2.1%	n.a.
17 928	18 793	290 545	12.4%	6.0%	5.1%	4.7%	2 202
17 344	18 300	272 158	12.9%	6.2%	4.7%	1.3%	n.a.
25 140	26 211	389 873	16.6%	6.4%	5.4%	1.5%	4 528
21 472	22 921	331 442	15.7%	6.2%	5.3%	2.1%	n.a.
33 773	34 317	450 858	19.2%	6.9%	5.7%	7.9%	18 486
32 061	38 613	421 210	19.9%	7.2%	5.8%	10.4%	n.a.
n.a.	n.a.	104 011	4.4%	n.a.	n.a.	n.a.	n.a.
n.a.	n.a.	30 172	1.4%	n.a.	n.a.	n.a.	n.a.
144 496	**147 819**	**2 350 279**	**100.0%**	**6.2%**	**5.4%**	**3.5%**	**30 561**
133 487	**138 728**	**2 114 746**	**100.0%**	**6.3%**	**5.2%**	**4.0%**	**n.a.**

[5] Annualisierter Liegenschaftenerfolg im Verhältnis zum Marktwert Immobilien per Ende Vorjahr bzw. im Verhältnis zum Anschaffungswert für Neuakquisitionen
[6] Stichtag-Betrachtung

Akquisitionen und neue Bauobjekte im ersten Halbjahr 2002

Ort, Adresse	Grundstücksfläche in m²	Bürofläche in m²	Verkaufsfläche in m²	Wohnfläche in m²	Übrige Fläche in m²	Total vermietbare Fläche in m²
(per 30. Juni 2002)						
Region Zürich						
Rüschlikon, Moosstr. 2	6 798	5 230	0	0	3 608	8 838
Bauobjekte						
Petit-Lancy, Av. des Morgines 8-10	7 816	11 350	0	0	5 540	16 890
Gesamttotal Portfolio	**14 614**	**16 580**	**0**	**0**	**9 148**	**25 728**

[1] Stichtag-Betrachtung, in % der Nettosollmiete
[2] Annualisierter Liegenschaftenerfolg im Verhältnis zum Anschaffungswert
[3] Jahr der letzten umfassenden Renovation

Anzahl Parkplätze	Nettosollmiete in CHF	Leerstandsquote[1]	Netto-Rendite[2]	Baujahr	Renovationsjahr[3]	Nutzungsantritt	Eigentumsverhältnis	Eigentumsquote
111	1 565 365	0.0%	7.3%	1969		1.6.2002	Alleineigentum	100.0%
194	n.a.	n.a.	n.a.	2002/03/04		2004	Alleineigentum	100.0%
305	**1 565 365**	**0.0%**	**7.3%**					

Kundenbetreuung – effizient, kompetent, vor Ort

Lokales Geschäftsstellennetz

Durch die regionale Präsenz verfügt die PSP Swiss Property über ausgewiesene Kenntnisse der lokalen Immobilienmärkte. Das gut ausgebaute Geschäftsstellennetz erlaubt es, sämtliche Liegenschaften effizient zu bewirtschaften.

Investor Relations

PSP Management AG
Vasco Cecchini
Feldeggstrasse 5
Postfach
8152 Glattbrugg
Telefon +41 (0)1 625 57 23
Telefax +41 (0)1 625 58 25
investor.relations@psp.info

Firmenadressen

PSP Real Estate AG
Feldeggstrasse 5
Postfach
8152 Glattbrugg
Telefon +41 (0)1 625 57 57
Telefax +41 (0)1 625 58 25

PSP Management AG
Feldeggstrasse 5
Postfach
8152 Glattbrugg
Telefon +41 (0)1 625 57 57
Telefax +41 (0)1 625 58 58

Geschäftsstellen der PSP Management AG

Aarau
Leiter Geschäftsstelle:
Thomas Bracher
PSP Management AG
Rain 53, Postfach
5001 Aarau
Telefon +41 (0)62 837 76 76
Telefax +41 (0)62 837 76 77

Basel
Leiter Geschäftsstelle:
Andreas Trächslin
PSP Management AG
Webergasse 34, Postfach
4005 Basel
Telefon +41 (0)61 686 40 40
Telefax +41 (0)61 686 40 41

Büro Rheinfelden
PSP Management AG
Augarten Zentrum, Postfach
4310 Rheinfelden 2
Telefon +41 (0)61 836 90 60
Telefax +41 (0)61 836 90 66

Bern
Leiter Geschäftsstelle:
Olivier Moser
PSP Management AG
Eigerstrasse 60, Postfach
3000 Bern 23
Telefon +41 (0)31 378 60 60
Telefax +41 (0)31 378 60 61

Genf
Leiter Romandie: Roland Zbinden
PSP Management SA
Rue des Caroubiers 23, Postfach 1232
1227 Carouge
Telefon +41 (0)22 827 02 02
Telefax +41 (0)22 827 02 01

Lausanne
Leiter Geschäftsstelle:
Jean-Jacques Morard
PSP Management SA
Avenue de Cour 135, Postfach 128
1000 Lausanne
Telefon +41 (0)21 613 70 70
Telefax +41 (0)21 613 70 75

Zürich 1
Leiter Geschäftsstelle:
René Lüscher
PSP Management AG
Feldeggstrasse 5, Postfach
8152 Glattbrugg
Telefon +41 (0)1 625 57 57
Telefax +41 (0)1 625 50 84

Zürich 2
Leiter Geschäftsstelle:
Markus Hux
PSP Management AG
Feldeggstrasse 5, Postfach
8152 Glattbrugg
Telefon +41 (0)1 625 57 57
Telefax +41 (0)1 625 50 63

Büro St. Gallen
PSP Management AG
Rorschacherstrasse 304, Postfach
9016 St. Gallen
Telefon +41 (0)71 288 94 94
Telefax +41 (0)71 288 93 94

Agenda
Publikation Jahreszahlen 2002
4. März 2003

Ordentliche Generalversammlung 2003
8. April 2003, Kongresshaus Zürich

Börsenhandel, Handelssymbole
SWX Swiss Exchange:
Symbol PSPN, Valor 1042810
Reuters: PSPZn.S

Investor Relations
Vasco Cecchini, Telefon +41 (0)1 625 57 23
E-Mail investor.relations@psp.info

Steuerrepräsentanz in Deutschland
Repräsentantengesellschaft für Auslandfonds mbH
Ganghofstrasse 33
DE-80339 München

Impressum

Konzept, Gestaltung: Glutz AG, Basel
Fotos: Christoph Kern, Basel
Druck: Druckerei Kyburz AG, Dielsdorf

August 2002

Swiss Property

PSP Swiss Property AG
Kolinplatz 2
6300 Zug
www.psp.info

02 AUG 30 [illegible]

psp
Swiss Property

Medienmitteilung

Positive operative Ergebnisse. Immobilienwerte dank hoher Qualität stabil.

PSP Swiss Property Group präsentiert gute operative Ergebnisse für das erste Halbjahr 2002

Glattbrugg, 20. August 2002.

- **Ausbau des Immobilienportfolios im ersten Halbjahr auf CHF 2 350.3 Mio.**
- **Steigerung des konsolidierten EBITDA (vor Liegenschaftenwertveränderung) um 43.6% auf CHF 64.3 Mio.**
- **Der Gewinn pro Aktie ohne Liegenschaftenveränderung stieg gegenüber dem ersten Halbjahr 2001 um 23.8% von CHF 4.28 auf CHF 5.30.**
- **Der Gewinn pro Aktie mit Liegenschaftenveränderung ist von CHF 17.00 auf CHF 5.45 gesunken.**
- **Der innere Wert der Aktie (NAV) beträgt – nach Berücksichtigung der Dividendenzahlung im April 2002 – CHF 189.40.**

Der Liegenschaftenertrag ist in der Berichtsperiode gegenüber der Vergleichsperiode im Vorjahr um CHF 14.8 Mio. oder 27.1% auf CHF 69.3 Mio. gestiegen. Dies ist vor allem auf das im vergangenen Jahr durch Akquisitionen vergrösserte Portfolio zurückzuführen. Der Dienstleistungsertrag fiel mit CHF 15.9 Mio. leicht unter Vorjahresniveau. Der konsolidierte Betriebsertrag betrug CHF 88.7 Mio., einschliesslich CHF 1.6 Mio. Marktwerterhöhung der Liegenschaften und CHF 1.9 Mio. Erfolg aus der WTF-Beteiligung. Der Marktwerterhöhung der Liegenschaften von CHF 1.6 Mio. im ersten Halbjahr 2002 stand im Vorjahr ein ausserordentlich hoher akquisitionsbedingter Aufwertungsgewinn von CHF 98.2 Mio. gegenüber. Der konsolidierte Betriebsaufwand sank um CHF 3.8 Mio. oder 14.0% auf CHF 23.1 Mio. Die Ausgaben für Unterhalt und Renovationen waren im ersten Halbjahr 2002 ausserordentlich tief. Im Vergleich zum Vorjahr mussten bedeutend weniger externe Dienstleistungen in Anspruch genommen werden, was zu deutlich tieferen Honoraraufwendungen führte. Diese Veränderungen von Erträgen und Aufwendungen ergaben einen um CHF 77.2 Mio. oder 54.1% tieferen Betriebserfolg vor Finanzierungsaufwand von CHF 65.5 Mio. Während der Finanzierungsaufwand mit CHF 15.6 Mio. praktisch dem Vorjahreswert entsprach, sank der Steueraufwand um 69.3% auf CHF 8.7 Mio. Dieser Rückgang ist vollumfänglich auf den Wegfall der hohen Bewertungsgewinne zurückzuführen, da dementsprechend praktisch keine latenten Steuern

anfielen. Der Reingewinn sank um 58.5% auf CHF 41.3 Mio. Der Reingewinn ohne Liegenschaftengewinne konnte gegenüber der Vorjahresperiode um CHF 15.1 Mio. oder 60.5% auf CHF 40.1 Mio. gesteigert werden.

Ausblick 2002

Die PSP Swiss Property ist zuversichtlich, die operative Ertragslage trotz der erschwerten Marktgegebenheiten weiterhin zu stärken, da sich ihr Immobilienportfolio durch sehr gute Standort- und Gebäudequalität auszeichnet. Für das laufende Jahr wird mit einem konsolidierten EBITDA (vor Bewertungsdifferenzen der Liegenschaften und vor Erfolg aus der WTF-Beteiligung) von rund CHF 120 Mio. gerechnet. Aus der Neubewertung der Liegenschaften Ende 2002 wird eine Zunahme von rund CHF 5 bis 20 Mio. erwartet. Die Schätzung des Erfolgs aus der Beteiligung an der WTF beläuft sich auf CHF 5 Mio.

Die wichtigsten Kennzahlen sind dieser Medienmitteilung beigelegt.

Weitere Informationen
PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Tel.: +41 (0)1 625 57 57
Fax: +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda
Publikation Jahreszahlen 2002
4. März 2003

Ordentliche Generalversammlung 2003
8. April 2003, Kongresshaus Zürich

PSP Swiss Property Group – führendes Schweizer Immobilienunternehmen
Die PSP Swiss Property Group ist mit einem Liegenschaftenbesitz von CHF 2.4 Mrd. an Topstandorten in Schweizer Wirtschaftszentren das führende Immobilienunternehmen der Schweiz. Sie bewirtschaftet sowohl eigene als auch Liegenschaften von Drittunternehmen im Wert von rund CHF 12 Mrd. In der Schweiz ist die PSP Swiss Property Group an acht Standorten mit rund 180 Mitarbeitenden vertreten. Das Ziel der PSP Swiss Property Group ist es, durch aktives Management der Immobilien überdurchschnittliche Ertrags- und Wertsteigerungen im eigenen sowie den betreuten Kundenportfolios zu erreichen.
(SWX Swiss Exchange - Symbol: PSPN, Valor: 1042810)

Der Halbjahresbericht 2002 kann im Internet unter www.psp.info (Investor Relations / Publikationen / Finanzberichte) heruntergeladen oder bei Investor Relations bestellt werden.

Konsolidierte Kennzahlen im Überblick

PSP Swiss Property Group	1. Januar bis 30. Juni 2001	1. Januar bis 30. Juni 2002
Finanzielle Kennzahlen (in CHF 1 000)		
Liegenschaftenertrag	54 541	69 306
Bewertungsdifferenzen der Liegenschaften	98 232	1 550
Dienstleistungsertrag	16 838	15 860
EBITDA[1]	44 797	64 340
Reingewinn	99 358	41 278
Geldfluss aus Betriebstätigkeit	39 871	65 432
Bilanzsumme	2 179 504	2 462 934
Liegenschaftenwert	2 114 746	2 350 279
Eigenkapital	1 073 063	1 430 917
Eigenkapital in % des Anlagevermögens	50.3%	59.1%
Eigenkapital-Rendite[2]	19.2%	5.7%
Betriebliche Kennzahlen		
Anzahl Immobilien	123	120
Brutto-Rendite	6.3%	6.2%
Netto-Rendite	5.2%	5.4%
Leerstandsquote	4.0%	3.5%
Personalbestand	174	183
Kennzahlen pro Namenaktie (in CHF)		
Gewinn pro Aktie (EPS)[3]	17.00	5.45
Gewinn pro Aktie ohne Liegenschaftengewinne[3,4]	4.28	5.30
Geldfluss aus Betriebstätigkeit pro Aktie[3]	6.82	8.64
Eigenkapital pro Aktie (NAV)	183.86	189.40
Eigenkapital pro Aktie vor latenten Steuern	191.81	196.88
Aktienkurs (Höchst/Tiefst)	157.25/148.00	159.50/146.00

[1] Vor Bewertungsdifferenzen der Liegenschaften

[2] Annualisierter Reingewinn im Verhältnis zum gewichteten Eigenkapital

[3] *Bezogen auf durchschnittlich gewichtete Anzahl Aktien*

[4] Basis: Reingewinn ohne Bewertungsdifferenzen der eigenen Liegenschaften und derjenigen der assoziierten Unternehmen, ohne realisierten Erfolg aus Liegenschaftenverkäufen sowie dem damit verbundenen Steueraufwand

psp
Swiss Property

Press Release

Positive Operating Results. Stable Property Values Due to High Quality.

PSP Swiss Property Group reports good operational results for the first half-year 2002

Zurich, 20 August 2002.

- **Expansion of the real estate portfolio to CHF 2 350.3 million in the first half-year.**
- **Increase of the consolidated EBITDA (before net changes in fair value of real estate investments) by 43.6%, to CHF 64.3 million.**
- **Earnings per share excluding gains on real estate investments increased by 23.8% from CHF 4.28 to CHF 5.30, compared to the first half of 2001.**
- **Earnings per share including changes in real estate investments dropped from CHF 17.00 to CHF 5.45.**
- **The net asset value per share - after dividend payment in April 2002 - was CHF 189.40.**

During the reporting period, rental income increased by CHF 14.8 million, or 27.1%, to CHF 69.3 million in comparison to the first half of 2001. This increase is largely attributable to last year's additions to the portfolio. At CHF 15.9 million, income from real estate services remained close to the level of the previous year. Consolidated operating income amounted to CHF 88.7 million, which includes a CHF 1.6 million increase in the market value of properties and CHF 1.9 million profit generated from the investment in WTF. In the first half year 2002 the increase in fair value of real estate investments amounted to CHF 1.6 million, compared to the extraordinarily high revaluation gain of CHF 98.2 million due to acquisitions during the same period of last year. Consolidated operating expenses fell by CHF 3.8 million, or 14.0%, to CHF 23.1 million. During the first half of 2002 maintenance and renovation expenses were exceptionally low. In comparison to the previous year, fees to subcontractors declined, as substantially less external services were required. These variations in income and expenses resulted in a decrease in operating income before financial expenses by CHF 77.2 million, or 54.1%, to CHF 65.5 million. While financial expenses of CHF 15.6 million virtually matched last year's figure, tax expenses fell by 69.3% to CHF 8.7 million. This reduction is directly caused by the marked decrease in valuation gains, which resulted in a correspondingly high reduction of deferred income taxes. Net income fell by 58.5% to CHF 41.3 million. Net income

excluding gains on real estate investments increased by CHF 15.1 million, or 60.5%, to CHF 40.1 million, compared to the same period of last year.

Outlook 2002

PSP Swiss Property is confident that operating income will continue to grow despite difficult market conditions, due to the good locations and high quality of the properties in its real estate portfolio. For this year, consolidated EBITDA (before net changes in fair value of real estate investments and results from the investment in WTF) is expected to be in the range of CHF 120 million. Based on the revaluation of the properties at the end of 2002, an increase of the fair value of real estate investments of between CHF 5 and 20 million is expected. Earnings generated from the investment in WTF should amount to CHF 5 million.

The most important key financial figures are attached to the press release.

Further Information
PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda
Publication 2002 financial figures
4 March 2003

Ordinary annual general meeting 2003
8 April 2003, Kongresshaus Zurich

PSP Swiss Property Group – Leading Swiss Real Estate Company
PSP Swiss Property Group is the leading property company in Switzerland, with a portfolio of CHF 2.4 billion at prime locations in Swiss economic centres. The company manages its own portfolios as well as properties owned by third parties valued at more than CHF 12 billion. In Switzerland, PSP Swiss Property Group is represented at eight locations with approximately 180 employees. It is the objective of PSP Swiss Property Group to achieve above-average increases in profits and in value for both, its own as well as its managed third-party portfolios.
(SWX Swiss Exchange - Symbol: PSPN, Security number: 1042810)

The Interim Report 2002 is available on the Internet www.psp.info (Investor Relations / Publications / Financial reports), or can be ordered at Investor Relations.

Overview of Consolidated Key Financial Figures

PSP Swiss Property Group	1 January to 30 June 2001	1 January to 30 June 2002
Key financial figures (in CHF 1 000)		
Rental income	54 541	69 306
Net changes in fair value of real estate investments	98 232	1 550
Income from management services	16 838	15 860
EBITDA[1]	44 797	64 340
Net income	99 358	41 278
Cash flow from operating activities	39 871	65 432
Total assets	2 179 504	2 462 934
Real estate investments	2 114 746	2 350 279
Shareholders' equity	1 073 063	1 430 917
Shareholders' equity in % of total fixed assets	50.3%	59.1%
Return on equity[2]	19.2%	5.7%
Key operating figures		
Number of properties	123	120
Implied yield, gross	6.3%	6.2%
Implied yield, net	5.2%	5.4%
Vacancy rate	4.0%	3.5%
Employees	174	183
Per share figures (in CHF)		
Earnings per share (EPS)[3]	17.00	5.45
EPS excluding gains on real estate investments[3, 4]	4.28	5.30
Cash flow from operating activities per share[3]	6.82	8.64
Net asset value per share (NAV)	183.86	189.40
NAV per share before deferred taxes	191.81	196.88
Share price (high/low)	157.25/148.00	159.50/146.00

[1] Before net changes in fair value of real estate investments

[2] Annualised net income in proportion to weighted shareholders' equity

[3] *Based on weighted average number of shares*

[4] Basis: net income before net changes in fair value of own real estate investments and those of associated companies, before realised income on property sales and all related taxes

p|s|p
Swiss Property

Medienmitteilung

Geplante Veränderungen in der Geschäftsleitung der PSP Swiss Property

Zürich, 20. August 2002. Luciano Gabriel, Leiter Asset Management der PSP Swiss Property, wurde vom Verwaltungsrat zum zukünftigen CFO ernannt. Er übernimmt diese zusätzliche Aufgabe am 1. Januar 2003 vom bisherigen CFO, Felix Fischer. Felix Fischer wird gemäss ursprünglicher Absicht das Unternehmen Ende Februar 2003 verlassen.

Piero Ruprecht, Leiter Baudienstleistungen, scheidet Ende Jahr aus der Gruppen-Geschäftsleitung aus, bleibt jedoch weiterhin verantwortlich für die Baudienstleistungen innerhalb der Sparte Bewirtschaftung.

Dr. Luciano Gabriel war nach seiner Tätigkeit als Assistent für Volkswirtschaft an der Universität Bern 15 Jahre bei der Schweizerischen Bankgesellschaft in Zürich, London und Mailand tätig. Dabei hatte er leitende Funktionen in den Bereichen Corporate Finance, Risk Management, internationale Firmenkundenbetreuung und Business Development inne. Von 1998 bis Anfang 2002 war er verantwortlich für Group Treasury and Corporate Finance bei Zurich Financial Services.

Felix Fischer ist im Jahr 2000 im Zuge des Börsengangs der PSP Swiss Property als CFO in das Unternehmen eingetreten und hat es in den ersten drei Jahren in dieser Funktion begleitet. Nun hat er sich entschlossen, wie ursprünglich vorgesehen sein Mandat bei PSP Swiss Property per Ende Februar 2003 zu beenden.

Der Verwaltungsrat dankt Felix Fischer, der mit beispielhaftem und unermüdlichem Einsatz, mit hoher Fachkompetenz und Kommunikationsfähigkeit dazu beigetragen hat, PSP Swiss Property im nationalen und internationalen Anlegerumfeld bestens zu positionieren. Felix Fischer wird der PSP Swiss Property weiterhin für Spezialaufgaben zur Verfügung stehen.

Die Geschäftsleitung der PSP Swiss Property wird sich ab 1. Januar 2003 wie folgt zusammensetzen:

Fritz Jörg	CEO und Delegierter des Verwaltungsrats
Peter Abplanalp	COO
Hans Peter Egloff	Leiter Immobilienbewirtschaftung (inkl. Baudienstleistungen)
Luciano Gabriel	CFO (inkl. Asset Management)

Weitere Informationen
PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Tel.: +41 (0)1 625 57 57
Fax: +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda
Publikation Jahreszahlen 2002
4. März 2003

Ordentliche Generalversammlung 2003
8. April 2003, Kongresshaus Zürich

PSP Swiss Property Group – führendes Schweizer Immobilienunternehmen
Die PSP Swiss Property Group ist mit einem Liegenschaftenbesitz von CHF 2.4 Mrd. an Topstandorten in Schweizer Wirtschaftszentren das führende Immobilienunternehmen der Schweiz. Sie bewirtschaftet sowohl eigene als auch Liegenschaften von Drittunternehmen im Wert von rund CHF 12 Mrd. In der Schweiz ist die PSP Swiss Property Group an acht Standorten mit rund 180 Mitarbeitenden vertreten. Das Ziel der PSP Swiss Property Group ist es, durch aktives Management der Immobilien überdurchschnittliche Ertrags- und Wertsteigerungen im eigenen sowie den betreuten Kundenportfolios zu erreichen.
(SWX Swiss Exchange - Symbol: PSPN, Valor: 1042810)

psp
Swiss Property

Press Release

Planned Changes in Executive Management at PSP Swiss Property

Zurich, 20 August 2002. Luciano Gabriel, Head of Asset Management at PSP Swiss Property, has been named as future CFO by the Board of Directors. He will take over this additional responsibility from the current CFO, Felix Fischer, on 1 January 2003. In accordance with his original intentions, Felix Fischer will leave the company at the end of February 2003.

Piero Ruprecht, Head of Construction Services, will be stepping down from the Group's Executive Management at the end of this year, but will remain responsible for the construction services within the division Property Management.

After working as a research assistant in the economics department of the University of Berne, Luciano Gabriel was employed by Union Bank of Switzerland in Zurich, London and Milan for 15 years. During this time he held management positions in the areas of corporate finance, risk management, international corporate account management and business development. From 1998 until the beginning of 2002 he was responsible for Group Treasury and Corporate Finance at Zurich Financial Services.

Felix Fischer joined PSP Swiss Property as CFO when the company went public in 2000, and has remained in this position throughout the three years. Now, in accordance with his original intentions, he has decided to resign from PSP Swiss Property as from the end of February 2003.

The Board of Directors would like to thank Felix Fischer for his exemplary and tireless efforts, his excellent level of professional skill and his communicative abilities, all of which have contributed to the excellent positioning which PSP Swiss Property currently enjoys among domestic and international investors. Felix Fischer will continue to offer his services to PSP Swiss Property in connection with special projects.

From 1 January 2003, the Executive Management of PSP Swiss Property will be structured as follows:

Fritz Jörg	CEO and member of the Board of Directors
Peter Abplanalp	COO
Hans Peter Egloff	Head Property Management (including Construction Services)
Luciano Gabriel	CFO (including Asset Management)

Further information
PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Tel. +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda
Publication of 2002 financial figures
4 March 2003

Ordinary annual general meeting 2003
8 April 2003, Kongresshaus Zurich

PSP Swiss Property Group – Leading Swiss Real Estate Company
PSP Swiss Property Group is the leading property company in Switzerland, with a portfolio of CHF 2.4 billion at best locations in Swiss economic centres. The company manages its own portfolio as well as properties owned by third parties valued at more than CHF 11 billion. In Switzerland, PSP Swiss Property Group is represented at eight locations with approximately 180 employees. It is the objective of PSP Swiss Property Group to achieve above-average increases in profits and in value for both, its own as well as its managed third-party portfolios.
(SWX Swiss Exchange - Symbol: PSPN, Valor 1042810)

psp
Swiss Property

Medienmitteilung

PSP Swiss Property Group erweitert ihr Liegenschaftenportfolio

Akquisition von zwei attraktiven Liegenschaften in Genf

Glattbrugg, 19. Juli 2002 – Die PSP Swiss Property Group hat im Rahmen ihrer Anlagestrategie zwei attraktive Geschäftsimmobilien in der Stadt Genf für CHF 137 Mio. Investitionssumme erworben. Die Nettorendite dieser Investition beträgt 5.8%.

Liegenschaft Rue du Marché 40, Genf

Das Gebäude liegt an einer der meist frequentierten Einkaufsstrassen der Stadt Genf. Die Liegenschaft weist eine vermietbare Fläche von total 5 047 m^2 auf, welche rund zur Hälfte für Büro- beziehungsweise Verkaufsnutzung vermietet ist. Die Flächen sind zu 100% vermietet. Mit den bestehenden Mietern existieren langfristige Mietverträge.

Liegenschaft Rue des Bains 33-35, Genf

Die zu 100% vermietete, reine Büroliegenschaft verfügt über eine vermietbare Fläche von 12 136 m^2 sowie 255 Garagenparkplätze. Das Gebäude befindet sich im Quartier Plainpalais, in unmittelbarer Nähe zum Stadtzentrum. Es bestehen langfristige Mietverträge mit erstklassigen Mietern.

Weitere Informationen
PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Tel. +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda
Publikation Halbjahreszahlen 2002
20. August 2002

Publikation Jahreszahlen 2002
4. März 2003

Ordentliche Generalversammlung 2003
8. April 2003, Kongresshaus Zürich

PSP Swiss Property Group – führendes Schweizer Immobilienunternehmen
Die PSP Swiss Property Group ist mit einem Liegenschaftenbesitz von CHF 2.4 Mrd. an besten Lagen in Schweizer Wirtschaftszentren das führende Immobilienunternehmen der Schweiz. Sie bewirtschaftet sowohl eigene als auch Liegenschaften von Drittunternehmen im Wert von über CHF 11 Mrd. In der Schweiz ist die PSP Swiss Property Group an acht Standorten mit rund 180 Mitarbeitenden vertreten. Das Ziel der PSP Swiss Property Group ist es, durch aktives Management der Immobilien überdurchschnittliche Ertrags- und Wertsteigerungen im eigenen sowie den betreuten Portfolios zu erreichen.
(SWX Swiss Exchange - Symbol: PSPN, Valor: 1042810)

Swiss Property

Press Release

PSP Swiss Property Group expands its real estate portfolio

Acquisition of two attractive properties in Geneva

Glattbrugg, 19 July 2002 – Within its investment strategy, PSP Swiss Property Group has acquired two attractive business properties in the city of Geneva for an investment sum of CHF 137 million. The net yield of this investment is 5.8%.

Property Rue du Marché 40, Geneva

The building is situated at one of the most frequented shopping streets in Geneva. The property has a total rentable surface of 5 047 m^2, approximately half of which is let for office respectively retail use. All surfaces are let to 100%, and long-term lease contracts exist with the current tenants.

Property Rue des Bains 33-35, Geneva

The fully occupied office building has a rentable surface of 12 136 m^2 as well as 255 parking lots. The building located in the municipal district of Plainpalais is in close vicinity to the city centre. Long-term leases with first-class tenants are in place.

Further information

PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Tel. +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda

Publication of 2002 half-year financial figures
20 August 2002

Publication of 2002 financial figures
4 March 2003

Ordinary annual general meeting 2003
8 April 2003, Kongresshaus Zurich

PSP Swiss Property Group – Leading Swiss Real Estate Company

PSP Swiss Property Group is the leading property company in Switzerland, with a portfolio of CHF 2.4 billion at best locations in Swiss economic centres. The company manages its own portfolio as well as properties owned by third parties valued at more than CHF 11 billion. In Switzerland, PSP Swiss Property Group is represented at eight locations with approximately 180 employees. It is the objective of PSP Swiss Property Group to achieve above-average increases in profits and in value for both, its own as well as its managed third-party portfolios.
(SWX Swiss Exchange - Symbol: PSPN, Valor 1042810)

Medienmitteilung

Sehr gut positioniert für weiteren Wachstumssprung

PSP Swiss Property Group erzielt sehr gute Jahresergebnisse

Glattbrugg, 5. März 2002. Das Geschäftsjahr 2001 der PSP Swiss Property Group stand wiederum im Zeichen des Wachstums: Das Liegenschaftenportfolio wurde um 16 Immobilien auf total 118 Immobilien erweitert. Der Marktwert des Portfolios erhöhte sich von CHF 1 499.6 Mio. per Ende 2000 um 51.0% auf CHF 2 264.5 Mio. Der konsolidierte Betriebserfolg vor Finanzierungsaufwand erhöhte sich im abgelaufenen Geschäftsjahr gegenüber dem Vorjahr von CHF 162.0 Mio. um 77.9% auf CHF 288.2 Mio. Wesentlich zu dieser Erhöhung beigetragen hat der erstmalige Beteiligungserfolg der WTF Holdings (Switzerland) Ltd von CHF 53.7 Mio. Zudem resultierte per 31. Dezember 2001 eine erfreuliche Marktwertanpassung des Portfolios von CHF 128.8 Mio. (im Vorjahr CHF 90.2 Mio.), welche weitestgehend auf äusserst attraktive Akquisitionen zurückzuführen ist. Der konsolidierte Jahresgewinn nahm von CHF 119.5 Mio. um 76.9% auf CHF 211.5 Mio. zu. Aufgrund des erfreulichen Verlaufs des Geschäftsjahrs 2001 beantragt der Verwaltungsrat der Generalversammlung vom 4. April 2002 eine deutlich höhere Dividende von CHF 5.00 pro Namenaktie (Vorjahr CHF 4.00).

Der konsolidierte Betriebsertrag, einschliesslich CHF 128.8 Mio. Marktwerterhöhung der Liegenschaften sowie CHF 53.7 Mio. Erfolg aus Anteilen an assoziierten Unternehmen, betrug für das Jahr 2001 CHF 339.2 Mio., was gegenüber der Vorjahresperiode eine Zunahme von 71.3% darstellt. Der konsolidierte Betriebsaufwand ist von CHF 36.0 Mio. um CHF 15.0 Mio. auf CHF 51.0 Mio. gestiegen. Gegenüber dem Vorjahr resultierte ein um 71.2% höherer Betriebserfolg vor Steuern von CHF 257.8 Mio.

Der Gewinn pro Aktie betrug für das Jahr 2001 CHF 31.78 (Vorjahr CHF 20.83), das Eigenkapital pro Aktie erhöhte sich von CHF 168.83 um 11.6% auf CHF 188.34.

Ausblick

Im Geschäftsjahr 2002 wird es weiterhin darum gehen, attraktive Investitionsmöglichkeiten unter Berücksichtigung von betriebswirtschaftlichen Vorgaben zu realisieren. Es wird wie bis anhin ein qualitatives und ertragssteigerndes Wachstum angestrebt. Bis Ende 2003 soll das Immobilienportfolio auf CHF 3 Mrd. und mittelfristig auf CHF 5 Mrd. anwachsen. Ziel des Wachstums ist es, Skalenerträge zu realisieren und bei Investoren im internationalen Vergleich verstärkt Beachtung zu finden. Für das Jahr 2002 wird mit einem konsolidierten EBITDA (ohne Bewertungsdifferenzen der Liegenschaften und ohne Erfolg aus Anteilen assoziierter Unternehmen) von rund CHF 120 Mio. gerechnet. Aus der Neubewertung der Liegenschaften per Ende 2002 wird eine Zunahme von CHF 10 bis 30 Mio. erwartet. Die Schätzung des Erfolgs aus Anteilen assoziierter

Unternehmen, der keine wesentlichen Bewertungsgewinne mehr enthalten wird, beläuft sich auf CHF 5 Mio.

Die wichtigsten Kennzahlen sind dieser Medienmitteilung beigelegt.

Der Geschäftsbericht 2001 ist ab 10.00 Uhr im Internet unter **www.psp-swissproperty.ch** (Investor Relations / Publications / Financial reports) abrufbar oder kann bei PSP Swiss Property Group, Investor Relations, bestellt werden.

Weitere Informationen
PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Tel. +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp-swissproperty.ch
www.psp-swissproperty.ch

Agenda
Ordentliche Generalversammlung 2002
4. April 2002, Kongresshaus Zürich

Publikation Halbjahreszahlen 2002
20. August 2002

PSP Swiss Property Group – das führende Schweizer Immobilienunternehmen
Die PSP Swiss Property Group ist mit einem Liegenschaftenbesitz von CHF 2.4 Mrd. an besten Lagen in Schweizer Wirtschaftszentren das führende Immobilienunternehmen der Schweiz. Sie bewirtschaftet sowohl eigene als auch Liegenschaften von Drittunternehmen im Wert von über CHF 11 Mrd. In der Schweiz ist die PSP Swiss Property Group an acht Standorten mit rund 180 Mitarbeitenden vertreten. Das Ziel der PSP Swiss Property Group ist es, durch aktives Management der Immobilien überdurchschnittliche Ertrags- und Wertsteigerungen im eigenen sowie den betreuten Portfolios zu erreichen. Mit der Kombination von fokussiertem Immobilienbesitz und professionellem Dienstleistungsangebot bietet die PSP Swiss Property AG dem Anleger eine attraktive Investitionsmöglichkeit.
(SWX Swiss Exchange - Symbol: PSPN, Valor 1042810)

Kennzahlen im Überblick

PSP Swiss Property Group	2000	2001	Diff. zu Vorjahr
Finanzielle Kennzahlen (in CHF 1 000)			
Liegenschaftenertrag	78 460	119 843	52.7%
Bewertungsdifferenzen der Liegenschaften	90 185	128 803	
Dienstleistungsertrag	29 398	36 146	23.0%
Betriebserfolg vor Finanzierungsaufwand	162 021	288 181	77.9%
Jahresgewinn	119 525	211 470	76.9%
Jahresgewinn ohne Liegenschaftengewinne[1]	50 515	63 790	26.3%
Geldfluss aus Betriebstätigkeit	69 650	70 256	0.9%
Bilanzsumme	1 531 118	2 395 968	56.5%
Liegenschaftenwert	1 499 586	2 264 486	51.0%
Eigenkapital	998 932	1 440 783	44.2%
Eigenkapital in % des Anlagevermögens	66.5%	61.7%	
Eigenkapital-Rendite[2]	13.0%	17.7%	
Betriebliche Kennzahlen			
Anzahl Immobilien	102	118	
Brutto-Rendite	6.1%	6.4%	
Netto-Rendite	5.1%	5.6%	
Leerstandsquote	2.8%	3.8%	
Personalbestand	164	173	
Kennzahlen pro Aktie (in CHF)			
Gewinn pro Aktie (EPS)[3]	20.83	31.78	
Gewinn pro Aktie ohne Liegenschaftengewinne[2, 3]	8.80	9.59	
Geldfluss aus Betriebstätigkeit pro Aktie[3]	12.14	10.56	
Eigenkapital pro Aktie (NAV)[5]	168.83	188.34	
Eigenkapital pro Aktie vor latenten Steuern[5]	172.73	195.78	
Dividende pro Aktie	4.00	5.00[6]	
Aktienkurs (Höchst/Tiefst)	156.00/140.00	157.25/147.25	

[1] Jahresgewinn ohne Bewertungsdifferenzen der eigenen Liegenschaften und derjenigen der assoziierten Unternehmen, ohne realisierten Erfolg aus Liegenschaftenverkäufen sowie dem damit verbundenen Steueraufwand

[2] Jahresgewinn im Verhältnis zum gewichteten Eigenkapital

[3] Bezogen auf durchschnittlich gewichtete Anzahl Aktien

[4] *Basis: Jahresgewinn ohne Liegenschaftengewinne, vgl. Fussnote 1*

[5] Vor Dividendenausschüttung

[6] Antrag an die ordentliche Generalversammlung vom 4. April 2002

Swiss Property

Press Release

Extremely well placed for further expansion

PSP Swiss Property Group achieves excellent yearend results

Glattbrugg, 5 March 2002. The business year 2001 of PSP Swiss Property Group again proved to be a year of growth: The property portfolio has been enlarged by 16 commercial properties to a total of 118 properties. At the end of 2001, the market value of the portfolio stood at CHF 2 264.5 million, up by 51.0% from CHF 1 499.6 million at end of the year 2000. The consolidated operating income before financial expenses increased by 77.9% to CHF 288.2 million in the past financial year, compared to CHF 162.0 million in the previous year. The investment income of CHF 53.7 million achieved for the first time by WTF Holdings (Switzerland) Ltd contributed considerably to this increase. Furthermore, a pleasing market valuation of CHF 128.8 million (previous year CHF 90.2 million) could be booked per 31 December 2001, which resulted from extremely favourable acquisitions. The consolidated net income rose by 76.9% from CHF 119.5 million to CHF 211.5 million. Based on the encouraging trend during the 2001 financial year, the Board of Directors will propose a significant higher dividend payment of CHF 5.00 per registered share to the Annual General Meeting on 4 April 2002 (CHF 4.00 in the previous year).

The consolidated operating income, which includes a CHF 128.8 million increase in market value of properties and CHF 53.7 million in earnings from investments in associated companies, amounted to CHF 339.2 million for the year 2001, representing a growth of 71.3% compared to last year. The consolidated operating expenses increased from CHF 36.0 million by CHF 15.0 million to CHF 51.0 million. A higher operating profit before taxes of CHF 257.8 million was achieved, representing an increase of 71.2% in comparison to the previous year.

Earnings per share for the year 2001 was CHF 31.78 (last year CHF 20.83). The net asset value per share increased by 11.6% from CHF 168.83 to CHF 188.34.

Outlook

The objective for the 2002 financial year is to continue to identify and accurately assess attractive investment opportunities. Acquisitions will be made, if the required opportunities for profit and value enhancement are given. The goal will, therefore, continue to be qualitative and earnings enhancing growth. The value of our real estate portfolio is set to increase to CHF 3 billion by the end of 2003 and to CHF 5 billion over the medium to long-term. The goal of the growth is to gain recognition internationally and achieve economies of scale. For 2002, a consolidated EBITDA (before net changes in fair value of real estate investments and results from associated companies) of approximately CHF 120 million is expected. Based on the revaluation of the properties at the end of 2002, an increase of approximately CHF 10 to 30 million is expected. Estimated earn-

ings generated from income of associated companies, which will not include significant additional valuation gains any more, should be of CHF 5 million.

The most important key figures are enclosed to this press release.

The Annual Report 2001 will be available starting 10 p.m. on our Internet site **www.psp-swissproperty.ch** (Investor Relations / Publications / Financial reports) or can be ordered at PSP Swiss Property Group, Investor Relations.

Further information
PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp-swissproperty.ch
www.psp-swissproperty.ch

Agenda
Publishing of 2001 financial figures
5 March 2002

Annual General Meeting 2002
4 April 2002, Kongresshaus Zurich

PSP Swiss Property Group – Leading Swiss Real Estate Company
PSP Swiss Property Group is the leading property company in Switzerland, with a portfolio of CHF 2.4 billion at best locations in Swiss economic centres. The company manages its own portfolio as well as properties owned by third parties valued at more than CHF 11 billion. In Switzerland, PSP Swiss Property Group is represented at eight locations with approximately 180 employees. It is the objective of PSP Swiss Property Group to achieve above-average increases in profits and in value for both, its own as well as its managed third-party portfolios. With the combination of focused real estate property and professional services PSP Swiss Property offers to the investor an attractive investment possibility. The combination of focused property ownership and the provision of professional services means that PSP Swiss Property Ltd offers investors an attractive investment opportunity.
(SWX Swiss Exchange - Symbol: PSPN, Valor 1042810)

Overall view of the key figures

PSP Swiss Property Group	2000	2001	Δ to last year
Key financial figures (in CHF 1 000)			
Rental income	78 460	119 843	52.7%
Net changes in fair value of real estate investments	90 185	128 803	
Income from management services	29 398	36 146	23.0%
Operating profit before financial expenses	162 021	288 181	77.9%
Net income	119 525	211 470	76.9%
Annual net income excluding gains on real estate investments[1]	50 515	63 790	26.3%
Cash flow from operating activities	69 650	70 256	0.9%
Total assets	1 531 118	2 395 968	56.5%
Real estate investments	1 499 586	2 264 486	51.0%
Shareholders' equity	998 932	1 440 783	44.2%
Shareholders' equity in % of total fixed assets	66.5%	61.7%	
Return on equity[2]	13.0%	17.7%	
Key operating figures			
Number of properties	102	118	
Implied yield, gross	6.1%	6.4%	
Implied yield, net	5.1%	5.6%	
Vacancy rate	2.8%	3.8%	
Employees	164	173	
Per share figures (in CHF)			
Earnings per share (EPS)[3]	20.83	31.78	
EPS excluding gains on real estate investments[2, 3]	8.80	9.59	
Cash flow from operating activities per share[3]	12.14	10.56	
Net asset value per share (NAV)[5]	168.83	188.34	
NAV per share before deferred tax[5]	172.73	195.78	
Dividend per share	4.00	5.00[6]	
Share price (high/low)	156.00/140.00	157.25/147.25	

[1] Net income before changes in fair values of own real estate investments and those of associated companies, before realised income on property sales as well as all related taxes

[2] Net income in comparison to weighted shareholders' equity

[3] Refers to weighted average number of shares

[4] Basis: Net income before gains on real estate investments, see footnote 2

[5] Before dividend payment

[6] Proposal to the Annual General Meeting on 4 April 2002